HellerEhrman

October 8, 2008

[redacted]rman (Hong Kong) Ltd.
[redacted]陸(香港)有限公司
Simon Luk
on.luk@hellerehrman.com
Direct (852) 2292 2222
Direct Fax (852) 2292 2000
Main +852.2292.2000
Fax +852.2292.2200

08005612

22105.0001.55

SEC
Mail Processing
Section

OCT 22 2008

Washington, DC
101

SUPPL

Securities and Exchange Commission
100 F Street, NE,
Washington, DC 20549
USA
Attention Filer Support
Mail Stop 1-4

PROCESSED
OCT 30 2008
THOMSON REUTERS

Ladies and Gentlemen:

SEC FILE NO. 82-4217

Re: PYI Corporation Limited
(formerly known as Paul Y. - ITC Construction Holdings Limited)
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

On behalf of PYI Corporation Limited (the "PYI" or "Company"), S.E.C. File No. 82-4217, the enclosed copies of documents are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

(1) The Company's circular regarding warrants issue in relation to final dividend for the year ended March 31, 2008, published (in both English and Chinese languages) on September 26, 2008;

(2) The Company's announcement regarding listing of warrants on the main board of The Stock Exchange of Hong Kong Limited by way of warrants issue as final dividend for the year ended March 31, 2008 and adjustments to the conversion price of the convertible notes and the exercise price and number of the share options, dated September 24, 2008, published (in both English and Chinese languages) on the

10/29

websites of The Stock Exchange of Hong Kong Limited and the Company on the same day;

(3) The Company's circular regarding a discloseable transaction: Investment for 51% interest in Yichang Port Group Limited, published (in both English and Chinese languages) on September 23, 2008;

(4) The Company's announcement regarding the poll results of the AGM held on September 5, 2008 and closure of register of members, dated September 5, 2008, published (in both English and Chinese languages) on the websites of The Stock Exchange of Hong Kong Limited and the Company on the same day; and

(5) The Company's announcement regarding a discloseable transaction: Investment for 51% interest in Yichang Port Group Limited, dated September 3, 2008, published (in both English and Chinese languages) on the websites of The Stock Exchange of Hong Kong Limited and the Company on the same day.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Enc.

c.c. PYI Corporation Limited

IMPORTANT

The Stock Exchange of Hong Kong Limited and Hong Kong Securities Clearing Company Limited take no responsibility for the contents of this letter, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this letter.

If you are in any doubt about any of the contents of this letter, you should obtain independent professional advice.

A copy of this letter has been registered by the Registrar of Companies in Hong Kong as required by section 342C of the Companies Ordinance, Chapter 32 of the Laws of Hong Kong. A copy of this letter has been filed with the Registrar of Companies in Bermuda as required by the Companies Act. The Securities and Futures Commission, the Registrar of Companies in Hong Kong and the Registrar of Companies in Bermuda take no responsibility as to the contents of this letter.

The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this letter and the attached appendix and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

PYI

PYI Corporation Limited

(Incorporated in Bermuda with limited liability)
(Stock Code: 498)

WARRANTS ISSUE IN RELATION TO FINAL DIVIDEND FOR THE YEAR ENDED 31 MARCH 2008

26 September 2008

CONTENTS

In this letter, the following expressions have the following meanings unless the context requires otherwise:

"2008 AGM"	the annual general meeting of PYI held at JW Marriott Ballroom on Level 3, JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong on Friday, 5 September 2008 at 10:30 a.m.
"Board"	the board of Directors
"business day"	any day (other than Saturday and Sunday) on which licensed banks in Hong Kong are open for business during their normal business hours
"Bye-laws"	the bye-laws of the Company
"CCASS"	the Central Clearing and Settlement System established and operated by HKSCC
"Companies Act"	the Companies Act 1981 of Bermuda
"Company" or "PYI"	PYI Corporation Limited, a company incorporated in Bermuda with limited liability, the shares of which are listed on the main board of the Stock Exchange
"Director(s)"	director(s) of the Company
"Excluded Shareholder(s)"	Overseas Shareholder(s) who are excluded from the Warrants Issue by the reason that the Board, upon making enquiry, consider such exclusion to be necessary or expedient on account either of the legal restrictions under the laws of the relevant places or the requirements of the relevant regulatory body or stock exchange in those places
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"HKSCC"	Hong Kong Securities Clearing Company Limited, a wholly owned subsidiary of Hong Kong Exchanges and Clearing Limited
"Hong Kong"	Hong Kong Special Administrative Region of the People's Republic of China
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Overseas Shareholder(s)"	PYI Shareholder(s) whose addresses on the Company's register of members as at the Record Date were in places outside Hong Kong
"PYI Share(s)"	ordinary share(s) of HK$0.10 each in the share capital of PYI
"PYI Shareholder(s)"	holder(s) of PYI Shares
"Record Date"	Thursday, 18 September 2008, being the date for determination of entitlements to the Warrants
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Warrant(s)"	warrant(s) issued by the Company entitling the holders thereof to subscribe for new PYI Shares at an initial subscription price of HK$1.0 per PYI Share (subject to antidilutive adjustments)

"Warrants Issue"	in relation to the final dividend for the year ended 31 March 2008 declared and payable by the Company, the issue of Warrants, on the basis of one Warrant for every six existing PYI Shares held by PYI Shareholders (other than Excluded Shareholders) whose names appeared on the register of members of the Company at the close of business on the Record Date
"%"	per cent

PYI Corporation Limited

(Incorporated in Bermuda with limited liability)
(Stock Code: 498)

Chow Ming Kuen, Joseph *OBE, JP*
(Chairman and Independent Non-Executive Director)
Lau Ko Yuen, Tom
(Deputy Chairman and Managing Director)
Chan Kwok Keung, Charles
(Non-Executive Director)
Kwok Shiu Keung, Ernest
(Independent Non-Executive Director)
Chan Shu Kin
(Independent Non-Executive Director)
Leung Po Wing, Bowen Joseph *GBS, JP*
(Independent Non-Executive Director)
Li Chang An
(Independent Non-Executive Director)

Registered Office:
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Principal Place of Business in Hong Kong:
31st Floor, Paul Y. Centre
51 Hung To Road
Kwun Tong
Kowloon
Hong Kong

26 September 2008

To the PYI Shareholders and, for information only, holders of share options of PYI

Dear Sir or Madam,

WARRANTS ISSUE IN RELATION TO FINAL DIVIDEND FOR THE YEAR ENDED 31 MARCH 2008

INTRODUCTION

Reference is made to the announcement and circular of the Company dated 23 July 2008 and 1 August 2008 respectively in relation to the Warrants Issue which has been approved by PYI Shareholders at the 2008 AGM on 5 September 2008.

The purpose of this letter is to give you further information on the Warrants Issue.

Warrants Issue

The Warrants Issue is made on the basis of one Warrant for every six existing PYI Shares held by PYI Shareholders (other than Excluded Shareholders) whose names appeared on the register of members of the Company at the close of business on the Record Date.

On the basis of 1,508,393,517 PYI Shares in issue as at the Record Date, 251,398,919 Warrants were issued. Full exercise of the subscription rights attaching to the 251,398,919 Warrants at the initial subscription price of HK$1.0 per PYI Share will result in the issue of a total of 251,398,919 new PYI Shares (based on the 1,508,393,517 PYI Shares in issue as at the Record Date) representing 16.7% of the issued share capital of the Company as at the Record Date and about 14.3% of the issued share capital of the Company as at the Record Date as enlarged by the allotment and issue of new PYI Shares upon full exercise of the subscription rights attaching to the Warrants.

The Company confirms compliance with the requirements of rule 15.02(1) of the Listing Rules.

Subscription Price

Each Warrant entitles the holders thereof to subscribe for one new PYI Share at an initial subscription price of HK$1.0 per PYI Share in cash, subject to anti-dilutive adjustments. The initial subscription price of the Warrants represents:

(a) a premium of about 138% to the closing price per PYI Share of HK$0.420 as quoted on the Stock Exchange on 18 September 2008 (being the Record Date);

(b) a premium of about 116% to the average closing price per PYI Share of HK$0.464 for five business days up to and including 18 September 2008; and

(c) a premium of about 75% to the average closing price per PYI Share of HK$0.570 for ten business days up to and including 18 September 2008.

On the basis of 1,508,393,517 PYI Shares in issue as at the Record Date, 251,398,919 Warrants were issued. Assuming an initial subscription price of HK$1.0 per PYI Share, the aggregate subscription amount upon exercise of all the 251,398,919 Warrants would be HK$251,398,919 and the expected market capitalization of the Warrants is about HK$75 million (based on average closing price per PYI Share for 80 business days up to and including 18 September 2008). The Company confirms compliance with the requirements of rules 8.08, 8.09(4) and 8.14 of the Listing Rules.

Fractional Entitlements

Fractional entitlements to the Warrants have not been granted to the PYI Shareholders but will be aggregated and sold for the benefit of the Company.

Subscription Period

The term of the Warrants is one year from the date of issue. The Warrants may be exercised by the PYI Shareholders thereof at any time between the date of the issue of the Warrants (which is 26 September 2008) and the date immediately preceding the date falling on the first anniversary of the date of issue of the Warrants (which is 25 September 2009), both dates inclusive.

Conditions

The Warrants Issue was conditional upon:

(a) the passing of an ordinary resolution approving the payment of the final dividend, the Warrants Issue and the issue and allotment of the new PYI Shares falling to be issued upon exercise of the subscription rights attaching to the Warrants at the 2008 AGM; and

(b) the Listing Committee granting the listing of, and permission to deal in the Warrants, and the new PYI Shares falling to be issued upon exercise of the subscription rights attaching to the Warrants.

As at the Record Date, the condition set out in paragraph (a) has been fulfilled and with respect to the condition set out in paragraph (b), an application will be made to the Listing Committee for the listing of and permission to deal in the Warrants and the new PYI Shares which may fall to be issued upon exercise of the subscription rights attaching to the Warrants.

Overseas Shareholders

As set out in the announcement of the Company dated 23 July 2008, the Warrants Issue will not be made to Overseas Shareholders in the event that the Board is of the view that, after making enquiry, the exclusion of Overseas Shareholders is necessary or expedient on account of either of the legal restrictions under the laws of the relevant places or the requirements of the relevant regulatory body or stock exchange in those places.

As at the Record Date, based on the register of members of the Company, there were three Overseas Shareholders of which one is with an address in Taiwan, one is in Malaysia and another is in Macau. Pursuant to rule 13.36(2) of the Listing Rules, the Board has made enquiries on the legal restrictions and regulatory requirements in relation to the Warrants Issue to the Overseas Shareholders in the above jurisdictions and on the compliance requirements in the relevant restrictions and formalities. Based on the legal opinions obtained and having regard to the number of Overseas Shareholders as at the Record Date, none of such Overseas Shareholders will be excluded from the Warrants Issue.

Certificates for the Warrants

Certificates for the Warrants have been posted on or before 26 September 2008 to PYI Shareholders (other than Excluded Shareholders) by ordinary post to their respective addresses shown on the register of members of the Company at their own risks.

Board Lot

Dealings in the Warrants are expected to commence on the Stock Exchange on 29 September 2008. The Warrants are expected to be traded on the Stock Exchange in board lot of 5,000 Warrants, carrying rights to subscribe for 5,000 PYI Shares at the initial subscription price of HK$1.0 per PYI Share (subject to anti-dilutive adjustments). The Warrants are not proposed to be listed on any other stock exchange other than the Stock Exchange.

Subject to the granting of listing of, and permission to deal in, the Warrants and the new PYI Shares which may fall to be issued upon the exercise of the subscription rights attaching to the Warrants on the Stock Exchange as well as compliance with the stock admission requirements of HKSCC, the Warrants and the new PYI Shares which may fall to be issued upon the exercise of the subscription rights attaching to the Warrants will be accepted as eligible securities by HKSCC for deposit, clearance and settlement in CCASS with effect from the commencement date of dealings in the Warrants on the Stock Exchange or such other date as determined by HKSCC. Settlement of transactions between participants of the Stock Exchange on any trading day is required to take place in CCASS on the second trading day thereafter. All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time.

Reasons for the Warrants Issue

The Board is of the opinion that the Warrants Issue will enhance the return on investment for the PYI Shareholders as well as the equity base of PYI, and improve the liquidity position of the PYI Shares in the market. The Board is also of the opinion that the Warrants Issue provides the PYI Shareholders (other than Excluded Shareholders) with a further opportunity to participate in the future growth of PYI at an attractive discount to the net asset value of HK$2.24/PYI Share and at the same time also provides an opportunity for PYI to raise funds to strengthen its financial position and capability to develop and expand its business in the coming year.

The proceeds, if all of the Warrants are exercised in full at the initial subscription price of HK$1.0 per PYI Share, will be about HK$251,398,919 before expenses, which will enhance the working capital and the net asset position of PYI. The Board believes that the Warrants Issue is beneficial to PYI and PYI Shareholders as a whole.

However, as the amount that may be raised from the exercise of the Warrants is uncertain, the Board has not earmarked any amount for any specific purposes.

Stamp Duty

Dealings in the Warrants are subject to Hong Kong stamp duty. PYI Shareholders are recommended to consult their professional advisers as to the tax implications of the Warrants Issue, in particular, whether the Warrants would be regarded as a transaction of an income or capital nature or make such PYI Shareholders liable to a taxation.

Yours faithfully,
For and on behalf of
PYI Corporation Limited
Chow Ming Kuen, Joseph *OBE, JP*
Chairman

The Warrants are issued subject to and with the benefit of an instrument by way of deed poll (the "Instrument") executed by the Company and are issued in registered form and form one class and rank pari passu in all respects with each other.

The Warrants represent direct obligations of the Company to the registered holders for the time being of the Warrants (the "Warrantholders"). The principal terms and conditions of the Warrants are set out in the certificates for the Warrants ("Warrant Certificates") and include provisions to the effect set out below. The Warrantholders are entitled to the benefit of, be bound by, and are deemed to have notice of all such terms and conditions (the "Conditions") and of the provisions of the Instrument, copies of which will be available for inspection from the registrar of the Company for the time being in Hong Kong in respect of the Warrants (the "Warrant Registrar"). The following is a summary of the principal provisions of the Instrument.

1. SUBSCRIPTION RIGHTS

(a) Subject to the provisions of the Instrument and in compliance with all exchange control, fiscal and other laws and regulations applicable thereto, the Warrantholder shall have the right ("Subscription Right"), which may be exercised in whole or in part, but not in respect of a fraction of a PYI Share, at any time within the period from 26 September 2008 to 25 September 2009 (both dates inclusive) or such earlier date as provided in the Instrument (the "Subscription Period"), to subscribe in Hong Kong dollars in cash an amount up to the amount stated on the Warrant Certificate for such Warrants ("Exercise Moneys") for fully paid PYI Shares at a price of HK$1.00 per PYI Share (subject to adjustment as referred to below) (the "Subscription Price"). After the last day of the Subscription Period, any Subscription Rights which have not been exercised shall lapse and Warrant Certificates shall cease to be valid for any purpose whatsoever.

(b) The entitlements of the Warrantholders to their Warrants are evidenced by the Warrant Certificates, each of which contains a subscription form (the "Subscription Form"). In order to exercise in whole or in part the Subscription Rights, the Warrantholder must complete and sign the Subscription Form (which shall be irrevocable) and deliver the same to the Warrant Registrar, together with a remittance for the Exercise Moneys (or, in the case of a partial exercise, the relevant portion of the Exercise Moneys), being the amount of the Subscription Price for the PYI Shares in respect of which the Warrantholder is exercising his Subscription Rights, in each case, compliance must also be made with any exchange control, fiscal or other laws or, regulations for the time being applicable.

(c) The number of PYI Shares to be allotted on exercise of the Subscription Rights shall be calculated by dividing the amount specified in the relevant Subscription Form and duly remitted as aforesaid by the Subscription Price applicable on the subscription date ("Subscription Date"). No fraction of a PYI Share shall be allotted but any balance representing fractions of the Exercise Moneys paid on exercise of the Subscription Rights shall be paid by the Company to the Warrantholder and such balance shall be rounded down to the nearest one cent.

(d) The Company has undertaken in the Instrument that other than in circumstances envisaged in Condition 16(A) of the Instrument any PYI Shares falling to be issued upon the exercise of any of the Subscription Rights represented by the Warrant Certificates shall be issued and allotted not later than 10 business days after the relevant Subscription Date, taking account of any adjustment which may have been made pursuant to Clause 4 of the Instrument, and shall rank pari passu with the PYI Shares in issue on the relevant allotment date of such PYI Shares and accordingly shall entitle the holders to participate in all dividends or other distributions paid or made after the relevant allotment date of such PYI Shares other than any dividend or other distribution previously declared or recommended or resolved to be paid or made if the record date therefor shall be on or before the relevant allotment date of such PYI Shares and notice of the amount and record date for which shall have been given to the Stock Exchange prior to the relevant allotment date of such PYI Shares.

(e) As soon as practicable after the relevant allotment and issue of PYI Shares (and, in any event, not later than 10 business days after the relevant Subscription Date) they shall be issued free of charge to the Warrantholder(s) to whom such allotment has been made upon his exercise of any Subscription Rights:

(i) a certificate (or certificates) for the relevant PYI Shares in the name(s) of such Warrantholder(s);

(ii) (if applicable) a balancing Warrant Certificate in registered form in the name(s) of such Warrantholder(s) in respect of any Subscription Rights remaining unexercised;

(iii) (if applicable) a cheque representing fractions of the Exercise Moneys in respect of the Warrantholder's fractional entitlement to PYI Shares as mentioned in Condition 2(C) of the Instrument; and

(iv) (if applicable) the certificate mentioned in Clause 6(A)(4) of the Instrument.

The certificate(s) for PYI Shares arising on the exercise of Subscription Rights, the balancing Warrant Certificate (if any), the cheque in respect of the Exercise Moneys in respect of the Warrantholder's fractional entitlement to PYI Shares (if any), the certificate mentioned in Clause 6(A)(4) of the Instrument (if any) shall be sent by post at the risk of such Warrantholder(s) to the address of such Warrantholder(s) (or, in the case of a joint holding to that one of them whose name stands first in the register of Warrantholders (the "Register")). If the Company agrees, such certificates and cheques may by prior arrangement be retained by the Warrant Registrar to await collection by the relevant Warrantholder(s).

2. ADJUSTMENTS OF SUBSCRIPTION PRICE

The Instrument contains detailed provisions relating to the adjustment of the Subscription Price. The following is a summary of the adjustment provisions of the Instrument:

(a) The Subscription Price shall from time to time (except as mentioned in sub-paragraphs (b) and (c) below) be adjusted as provided in the Instrument in each of the following cases (but shall however not be adjusted below the nominal value of PYI Shares until the Subscription Right Reserve (as defined in the Instrument) is maintained):

(i) an alteration of the nominal amount of each of the PYI Shares by reason of any consolidation or subdivision;

(ii) an issue (other than in lieu of a cash dividend) by the Company of any PYI Shares credited as fully-paid by way of capitalisation of profits or reserves (including any share premium account or capital redemption reserve fund);

(iii) any capital distribution being made by the Company, whether on a reduction of capital or otherwise, to PYI Shareholders (in their capacity as such);

(iv) a grant by the Company to PYI Shareholders (in their capacity as such) of rights to acquire for cash assets of the Company or any of its Subsidiaries (as defined in the Instrument);

(v) an offer being made by the Company to PYI Shareholders for subscription by way of rights, or a grant to PYI Shareholders of any options or warrants to subscribe for new PYI Shares, at a price per new PYI Share which is less than 90% of the market price at the date of the announcement of the terms of the offer or grant (whether or not such issue is subject to the approval of the PYI Shareholders or other persons);

(vi) an issue wholly for cash being made by the Company or, any other company of any securities which by their terms are convertible into or exchangeable for or carrying rights of subscription for new PYI Shares, and the total Effective Consideration (as defined in the Instrument) per new PYI Share is less than 90% of the price which is the market price at the date of the announcement of the terms of issue of such securities (whether or not such issue is subject to the approval of the PYI Shareholders or other persons) or the rights of conversion or exchange on subscription attached to such securities are modified so that the total Effective Consideration per new PYI Share initially receivable for such securities shall be less than 90% of the price which is the market price at the date of announcement of the proposal to modify such rights of conversion or exchange or subscription;

(vii) an issue being made wholly for cash of any PYI Shares (other than pursuant to a Share Option Scheme (as defined in the Instrument)) at a price per PYI Share which is less than 90% of the market price at the date of the announcement of the terms of such issue; and

(viii) an offer or invitation by the Company to tender for sale to the Company any PYI Shares, or the purchase by the Company of any PYI Shares or securities convertible into PYI Shares or any rights to acquire PYI Shares (excluding any such purchase made on the Stock Exchange or any recognised stock exchange, being a stock exchange recognised for this purpose by the Securities and Futures Commission or equivalent authority and the Stock Exchange) where the Directors consider that it may be appropriate to make an adjustment to the Subscription Price.

(b) Except as mentioned in sub-paragraph (c) below, no such adjustment as is referred to in sub-paragraph (a) above shall be made in respect of:

(i) an issue of fully-paid PYI Shares upon the exercise of any conversion rights attached to securities wholly or partly convertible into PYI Shares or upon the exercise of any rights (including the Subscription Rights) to acquire PYI Shares;

(ii) an issue by the Company of PYI Shares or by the Company or any Subsidiary (as defined in the Instrument) of securities wholly or partly convertible into or carrying rights to acquire PYI Shares, in any such case in consideration or part consideration for the acquisition of any other securities, assets or business;

(iii) an issue of fully-paid PYI Shares by way of capitalisation of all or part of the Subscription Right Reserve (as defined in the Instrument) which has been or may be established pursuant to the terms of any other securities wholly or, partly convertible into or carrying rights to acquire PYI Shares;

(iv) an issue of PYI Shares pursuant to a scrip dividend scheme where an amount not less than the nominal amount of the PYI Shares so issued is capitalised and the market value (as defined in the Instrument) of such PYI Shares in aggregate is not more than 110% of the amount of dividend which PYI Shareholders could elect to or would otherwise receive in cash; or

(v) an issue by the Company of PYI Shares or other securities by the Company or any Subsidiary convertible into or exchangeable for or carrying rights of subscription for PYI Shares pursuant to a Share Option Scheme (as defined in the Instrument).

(c) Notwithstanding the conditions as described above, in any circumstances where the Directors shall consider that an adjustment to the Subscription Price provided for under the foregoing conditions described above should not be made or should be calculated on a different basis or that an adjustment to the Subscription Price should be made notwithstanding that no such adjustment is required under the foregoing provisions of this Clause, the Company may appoint the Auditors (as defined in the Instrument) or approved financial adviser to consider whether for any reason whatever the adjustment to be made (or the absence of adjustment) would not or might not fairly and appropriately reflect the relative interests of the persons affected thereby and, if such Auditors or approved financial adviser shall consider this to be the case, the adjustment shall be modified or nullified, or an adjustment made instead of no adjustment, in such manner (including without limitation, making an adjustment calculated on a different basis) and the adjustment shall take effect from such other date and/or time as shall be certified by the Auditors or approved financial adviser to be in its opinion fair and appropriate.

(d) Any adjustment to the Subscription Price shall be made to the nearest one cent (HK$0.005 being rounded up) and in no event shall any adjustment (otherwise than upon the consolidation of PYI Shares into shares of a larger nominal amount each or upon a purchase of PYI Shares) involve an increase in the Subscription Price. In addition to any determination which may be made by the Directors, every adjustment to the Subscription Price shall, save as otherwise expressly provided in the Instrument, be certified either (at the option of the Company) by the Auditors or by an approved financial adviser.

(e) Notwithstanding anything contained in the Instrument or the Warrant Certificates, no adjustment shall be made to the Subscription Price in any case in which the amount by which the same would be reduced would be less than one cent and any adjustment that would otherwise be required then to be made shall not be carried forward.

(f) Whenever the Subscription Price is adjusted as provided for in the Instrument, the Company shall give notice to the Warrantholders that the Subscription Price has been adjusted (setting forth the event giving rise to the adjustment, the Subscription Price in effect prior to such adjustment, the adjusted Subscription Price and the effective date thereof) and shall at all times thereafter, so long as the Subscription Rights remain exercisable, make available for inspection by Warrantholders at its principal place of business for the time being in Hong Kong, where copies of the same may be obtained, a signed copy of the said certificate of the Auditors or (as the case may be) of an approved financial adviser and a certificate signed by a Director, setting forth brief particulars of the event giving rise to the adjustment, the Subscription Price in effect prior to such adjustment, the adjusted Subscription Price and the effective date thereof and shall, on request, send a copy thereof to any Warrantholder.

(g) If the Company or any Subsidiary shall in any way modify the rights attached to any share or loan capital so as wholly or partly to convert or make convertible such share or loan capital into, or attach thereto any rights to acquire, PYI Shares, the Company shall appoint the Auditors or approved financial adviser to consider whether any adjustment to the Subscription Price is appropriate (and if such Auditors or approved financial adviser shall certify that any such adjustment is appropriate, the Subscription Price shall be adjusted accordingly and the provisions of (d), (e) and (f) above shall apply).

3. REGISTERED WARRANTS

The Warrants are issued in registered form. The Company shall be entitled to treat the registered holder of any Warrant as the absolute owner thereof and accordingly shall not, except as ordered by a court of competent jurisdiction or required by law, be bound to recognise any equitable or other claim to or interest in such Warrant on the part of any other person, whether or not it has express or other notice thereof.

4. TRANSFER, TRANSMISSION AND REGISTER

The Warrants shall be transferable in such unit of Warrants carrying Subscription Rights of one whole PYI Share by instrument of transfer in any usual or common form or, in any other form which may be approved by the Directors. The Company shall accordingly maintain a register of Warrantholders in the territory where the Stock Exchange for the time being is situated (or such other place as the Directors consider, appropriate, having regard to the applicable rules governing the listing of Warrants). Transfers of Warrants must be executed by both the transferor and the transferee. Where the transferor or the transferee is HKSCC Nominees Limited or its successor thereto (or such other company as may be approved by the board of Directors for this purpose), the transfers may be executed by machine imprinted signature on its behalf or under hand(s) of authorised person(s). The provisions of the bye-laws of the Company relating to the registration and transfer of PYI Shares shall, mutatis mutandis, apply to the registration and transfer of the Warrants. The Instrument contains provisions relating to the transfer, transmission and registration of the Warrants.

Since the Warrants will be admitted to the CCASS, so far as applicable laws or regulations of relevant regulatory authorities, terms of the Instrument and circumstances permit, the Company may determine the last trading day of the Warrants to be a date at least three trading days before 25 September 2009.

Persons who hold the Warrants and have not registered the Warrants in their own names and wish to exercise the Warrants should note that they may incur additional costs and expense in connection with any expedited re-registration of the Warrants prior to the transfer or exercise of the Warrants, in particular during the period commencing ten business days prior to and including the last day of the Subscription Period.

5. CLOSURE OF REGISTER OF WARRANTHOLDERS

The registration of transfers may be suspended and the Register may be closed at such times and for such periods as the Directors may from time to time direct, provided that the same be not closed for a period, or for periods together, of more than 30 days in any one year. Any transfer or exercise of the Subscription Rights attached to the Warrants made while the Register is so closed shall, as between the Company and the person claiming under the relevant transfer of Warrants or, as the case may be, as between the Company and the Warrantholders who have so exercised their respective Subscription Rights attached to their Warrants (but not otherwise), be considered as made immediately after the reopening of the Register.

6. PURCHASE AND CANCELLATION

The Company or any of its subsidiaries may at any time purchase Warrants:

(a) in the open market or by tender (available to all Warrantholders alike) at any price; or

(b) by private treaty at a price, exclusive of expenses, not exceeding 110% of the closing price of the Warrants for one or more board lots of Warrants on the last day on which the Warrants were traded on the Stock Exchange prior to the date of purchase thereof, but not otherwise.

All Warrants purchased as aforesaid shall be cancelled forthwith and may not be reissued or re-sold.

7. MEETINGS OF WARRANTHOLDERS AND MODIFICATION OF RIGHTS

(a) The Instrument contains provisions for convening meetings of Warrantholders to consider any matter affecting the interests of Warrantholders, including the modification by a Special Resolution (as defined in the Instrument) of the provisions of the Instrument and/ or these Conditions. A resolution duly passed at any such meeting shall be binding on the Warrantholders, whether present or not.

(b) All or any of the rights for the time being attached to the Warrants (including any of the provisions of the Instrument) may from time to time (whether or, not the Company is being wound up) be altered or abrogated (including but without prejudice to that generality by waiving compliance with, or by waiving or authorising any past or, proposed breach of, any of the provisions of the Conditions and/or the Instrument) and the sanction of a Special Resolution shall be necessary and sufficient to effect such alteration or abrogation.

(c) Where a Warrantholder is a recognised clearing house (within the meaning of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)) or its nominee(s), it may authorise such person or persons as it thinks fit to act as its representative (or representatives) or proxy (or, proxies) at any Warrantholders' meeting provided that, if more than one person is so authorised, the authorisation or proxy form must specify the number and class of Warrants in respect of which each such person is so authorised. The person so authorised shall be entitled to exercise the same power on behalf of the recognised clearing house as that recognised clearing house or its nominee(s) could exercise as if such person was an individual Warrantholder.

8. QUORUM

The quorum of a meeting of the Warrantholders shall be two or more Warrantholders present in person or by proxy and being or representing in the aggregate the holders of not less than 10% of the Subscription Rights of all Warrants for the time being outstanding and exercisable.

The quorum of a meeting of the Warrantholders for the passing of a Special Resolution shall be two or more persons holding warrants or being proxies and being or, representing in the aggregate holders of not less than one third of the Subscription Rights of all Warrants for the time being outstanding and exercisable.

9. REPLACEMENT OF WARRANT CERTIFICATES

(a) If a Warrant Certificate is mutilated, defaced, lost or destroyed, it may, at the discretion of the Company, be replaced at the office of the registrars for the time being of the Company in Hong Kong (unless the Directors otherwise determine) on payment of such costs as may be incurred in connection therewith and on such terms as to evidence, indemnity and/or security as the Company may require and on payment of such fee not exceeding HK$2.50 (or such other amount as may from time to time be permitted by the Stock Exchange) as the Company may determine. Mutilated or defaced Warrant Certificates must be surrendered before replacements will be issued.

(b) In the case of lost Warrant Certificates, Section 71A subsections (2), (3), (4), (6), (7) and (8) of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) shall apply as if "shares" referred to therein included the Warrants.

10. CALL

If at any time the aggregate of the amount of Exercise Moneys payable on exercise in full of the Warrants which have not been exercised is less than 10% of the aggregate amount of Exercise Moneys attached to all the Warrants issued under the Instrument, the Company may, on giving not less than three months' notice to that effect, require Warrantholders either to exercise their Subscription rights or to allow them to lapse. On expiry of such notice, the unexercised Warrants shall be automatically cancelled without compensation to the Warrantholders.

11. PROTECTION OF SUBSCRIPTION RIGHTS

The Instrument contains undertakings by and restrictions on the Company designed to protect the Subscription Rights.

12. ISSUE OF FURTHER WARRANTS

The Company shall be at liberty to issue further warrants to subscribe PYI Shares in such manner and on such terms as it sees fits.

13. UNDERTAKINGS BY THE COMPANY

The Company has undertaken in the Instrument, among other things, that:

(a) it shall send to each Warrantholder, at the same time as the same are sent to the holders of PYI Shares, its audited accounts and all other notices, reports and communications despatched by it to the PYI Shareholders generally;

(b) it shall pay all Bermuda and Hong Kong stamp and capital duties (if any), registration fees or similar charges, if any, in respect of the execution of the Instrument, the creation and initial issue of the Warrants in registered form, the exercise of the Subscription Rights and the issue of PYI Shares upon exercise of the Subscription Rights;

(c) it shall keep available for issue sufficient Ordinary Capital (as defined in the Instrument) to satisfy in full all rights for the time being outstanding of subscription for and conversion into PYI Shares; and

(d) it shall use its best endeavours to procure that:

(i) at all times during the Subscription Period, the Warrants may be dealt in on the Stock Exchange (save that this obligation shall lapse in the event that the listing of the Warrants on the Stock Exchange is withdrawn following an offer for all or, any of the Warrants); and

(ii) all PYI Shares allotted upon exercise of the Subscription Rights may, upon allotment or as soon as reasonably practicable thereafter, be dealt in on the Stock Exchange (save that this obligation shall lapse in the event that the listing of the PYI Shares on the Stock Exchange is withdrawn following an offer, for all or any of the PYI Shares where a like offer is extended to holders of the Warrants).

14. OVERSEAS WARRANTHOLDERS

None of the Subscription Rights attaching to the Warrants may be exercised by any Warrantholder whose registered address is in or who is a national of or is resident in any territory other than Hong Kong where in the opinion of the Directors, after having reviewed the register of members, the allotment of PYI Shares to such Warrantholder upon exercise of any Subscription Rights would or may in the absence of compliance with registration or any other special formalities in such territory, be unlawful or impracticable under the laws of such territory or Hong Kong and each exercise of the Subscription Rights shall constitute a confirmation that the Warrantholder so exercising is not a resident or national of any such territories. In addition, the Directors shall have the discretion, if in their opinion that the foregoing restriction may apply to any exercise of Subscription Rights, to refuse to accept such exercise.

15. RIGHTS OF WARRANTHOLDERS ON WINDING-UP

(a) In the event a notice is given by the Company to the PYI Shareholders and at the same time to each Warrantholder as undertaken by the Company in the Instrument to convene a PYI Shareholders' meeting for the purpose of considering and, if thought fit, approving a resolution to wind-up the Company voluntarily, every Warrantholder shall be entitled by irrevocable surrender of his Warrant Certificate(s) to the Company with the Subscription Form(s) (as defined in the Instrument) duly completed, together with payment of the Exercise Moneys or the relative portion thereof (such Subscription Form(s) and Exercise Moneys to be received by the Company not less than five business days prior to the proposed PYI Shareholders' meeting) to be allotted and issued, as soon as possible and in any event no later than the day immediately prior to the date of the proposed PYI Shareholders' meeting, the PYI Shares to be issued pursuant to the exercise of the relevant Subscription Rights. The Company shall give notice to the Warrantholders of the passing of such resolution within seven days after the passing thereof.

(b) If an effective resolution is passed during the Subscription Period for the voluntary winding-up of the Company for the purpose of reconstruction or amalgamation pursuant to a scheme of arrangement to which the Warrantholders, or some persons designated by them for such purpose by Special Resolution, shall be a party or in conjunction with which a proposal is made to the Warrantholders and is approved by Special Resolution, the terms of such scheme of arrangement or (as the case may be) proposal shall be binding on all the Warrantholders.

(c) Subject to the foregoing, if an effective resolution is passed to wind up the Company, all Subscription Rights which have not been exercised at the date of the passing of such resolution will lapse and the Warrant Certificates will cease to be valid for any purpose.

16. NOTICES

The Instrument contains provisions relating to notices to be given to Warrantholders and the following provisions shall apply to such notices:

(a) every Warrantholder shall register with the Company an address either in Hong Kong or elsewhere to which notices to be given to such Warrantholder are to be sent and if any Warrantholder shall fail so to do notice may be given to such Warrantholder by sending the same in any of the manners hereinafter mentioned to his last known place of business or residence or, if there be none, by posting the same for three days at the principal place of business of the Company in Hong Kong;

(b) a notice may be given by paid advertisement of the same in both a leading English language newspaper circulated in Hong Kong and a leading Chinese language newspaper circulated in Hong Kong or, by delivery, prepaid letter (airmail in the case of an overseas address), cable or telex message; and

(c) all notices with respect to Warrants standing in the names of joint holders shall be given to whichever, of such persons is named first in the Register and notice so given shall be sufficient notice to all the joint holders of such Warrants.

17. GOVERNING LAW

The Instrument and the Warrants are governed by and are to be construed in accordance with the laws of Hong Kong.

(b) 倘於認購期間通過一項有關本公司自動清盤之有效決議案，而清盤旨在根據認股權證持有人或由彼等為此而通過之特別決議案指派之若干人士所參與訂定之協議計劃而進行重組或合併，或清盤旨在因向認股權證持有人提出建議並經通過特別決議案批准而重組或合併，則該協議計劃或建議(視情況而定)之條款將對全體認股權證持有人具有約束力。

(c) 在上文所述之規限下，倘通過有效決議案將本公司清盤，則於該決議案通過日期尚未行使之認購權將告全部作廢，而認股權證證書在各方面將告失效。

16. 通告

文據載有關於向認股權證持有人發出通告之規定，下列條文將適用於該等通告：

(a) 各認股權證持有人須向本公司登記位於香港或其他可發送通告地方之地址，及倘任何認股權證持有人未能如此行事，則有關通告可能以下述任何方式發送至該認股權證持有人之最後所知辦事處或居住地址，或倘無任何地址，有關通告將在本公司之香港主要營業地點張貼三日；

(b) 通告可在香港流通之主要英文報章及主要中文報章分別以英文及中文刊登付款廣告或以預付郵資信函(如屬海外地址，則以航空郵件寄發)、電報或電傳之方式發送；及

(c) 有關聯名持有人名下之認股權證之所有通告應發送予在認股權證持有人名冊上名列首位之該等人士，及以上述方式發出之通告應構成已向該等認股權證之所有聯名持有人發出充分之通告。

17. 管制法例

文據及認股權證受香港法例管制，並按香港法例詮釋。

13. 本公司之承諾

本公司已在文據中作出承諾，其中包括：

(a) 本公司在寄予保華股東經審核賬目及一切其他通告、報告及通訊之同時，亦會將上述各項寄予各認股權證持有人；

(b) 本公司將支付因簽立文據、設立及首次發行記名認股權證、行使認購權及因行使認購權而發行保華股份所應繳付之一切百慕達及香港之印花稅及資本稅項(倘有)、登記手續費或類似費用(如有)；

(c) 本公司將維持足夠之可發行普通股本(定義見文據)，以應付所有尚未行使之認購及兌換保華股份之權利於悉數行使時所需；及

(d) 本公司將盡其所能以確保：

(i) 認股權證於認購期間內任何時間均可在聯交所買賣(惟倘在收購全部或部份認股權證之建議提出後，認股權證在聯交所之上市地位被撤回，此項責任即毋須履行)；及

(ii) 所有因認購權獲行使而配發之保華股份均可於配發後或其後合理地盡早在聯交所買賣(惟倘在收購全部或部份保華股份之建議(而類似收購建議亦向認股權證持有人提出)提出後，保華股份在聯交所之上市地位被撤回，此項責任即毋須履行)。

14. 海外認股權證持有人

凡認股權證持有人之登記地址在香港以外之地區或其為香港以外地區之國民或居民，而在沒有於該地區辦理登記或任何其他特別手續之情況下，董事經審閱股東名冊後，認為因認購權獲行使而配發保華股份予該等認股權證持有人根據該地區或香港之法律乃將會或可屬違法行為或不可行，則不得行使認股權證附有之認購權；而行使認購權將構成該認股權證持有人確認其並非任何該等地區之居民或國民。此外，董事若認為上述之限制適用於任何認購權之行使，則有酌情權可拒絕接納有關行使。

15. 清盤時認股權證持有人之權利

(a) 倘本公司按文據之承諾向各保華股東發出通告，召開保華股東大會以考慮並酌情批准有關本公司自動清盤之決議案，則本公司須立即向每位認股權證持有人發出有關通告，而各認股權證持有人有權，以不可撤回方式將其認股權證證書及填妥之認購表格(定義見文據)，連同行使款項或其相應之部份送交本公司(認購表格及行使款項須於建議之保華股東大會舉行前不少於五個營業日送達本公司)，可盡快獲配發及發行因行使有關認購權而須予發行之保華股份，惟無論如何不應遲於緊接建議之保華股東大會舉行前一天。本公司須於通過上述決議案後七日內通知認股權證持有人上述決議案已通過。

(b) 認股權證當時所附有之全部或任何權利(包括文據之任何規定)可隨時(無論本公司是否正在清盤)於特別決議案通過後予以修改或廢除(包括豁免遵從條件及／或文據之任何規定，或豁免或批准任何以往曾經或擬違反該等規定之事項，惟此舉並不影響其一般效力)，特別決議案之通過為必要，並足以促成修改或廢除。

(c) 倘認股權證持有人為認可之結算所(按香港法例第571章證券及期貨條例之定義)或其代理人，則可授權其認為合適之一位或多位人士於任何認股權證持有人大會上出任其代表或委任代表，惟倘授權超過一位人士，則授權書或代表委任表格須列明每位人士獲授權代表之認股權證數目及類別。該獲授權之人士將有權代表該認可結算所行使與該認可結算所或其代理人相同之權力，猶如該授權人士乃個別認股權證持有人。

8. 法定人數

認股權證持有人會議之法定人數將為親身或由委任代表出席之兩名或以上並合共持有當時發行在外及可予行使之所有認股權證所附認購權不少於10%之認股權證持有人。

召開以通過特別決議案之認股權證持有人大會之法定人數為兩名或以上持有認股權證或為受委代表或代表持有當時發行在外及可予行使之所有認股權證所附認購權不少於三分之一之認股權證持有人。

9. 補發認股權證證書

(a) 倘認股權證證書遭毀壞、塗污、遺失或損毀，本公司可酌情補發新證書，補領地點為本公司當時在香港的認股權證登記處之辦事處(除非董事另有決定)，補領新證書須繳交有關費用並按本公司所規定之證明、補償及／或保證之條款辦理，此外，並須繳交由本公司釐定不超過2.50港元(或根據聯交所不時允許之較高金額)之有關費用。必須先交回殘缺或塗污之認股權證證書，方可獲發出所補領之新證書。

(b) 倘遺失認股權證證書，則香港法例第32章公司條例第71A條第(2)、(3)、(4)、(6)、(7)及(8)款適用於此事宜，猶如該等條例所述之「股份」也包括認股權證。

10. 催促行使

在任何時間倘尚未行使之認股權證悉數行使時應付之行使款項總額少於根據文據發行之所有認股權證所涉及之行使款項總額之10%，則本公司在發出不少於三個月之通知後，可要求認股權證持有人行使其認購權或任由認購權作廢。當上述通知期滿後，尚未行使之認股權證將毋須對認股權證持有人作出賠償下自動註銷。

11. 認購權之保障

文據載有本公司之若干承諾以及對本公司之若干規限，藉以保障認購權。

12. 額外發行認股權證

本公司可按其認為適當之方式及條款發行更多可認購保華股份之認股權證。

4.　**轉讓、過戶及登記**

認股權證將以附有認購一股完整保華股份權利之認股權證單位，按通常或慣用格式之轉讓文件或以董事另行批准之格式之轉讓文件轉讓。本公司將為此於聯交所當時所在地之地區(或董事經參考規管認股權證上市之適當規則認為合適之地區)保存一份認股權證持有人名冊。認股權證之轉讓須由轉讓人及承讓人簽署。倘轉讓人或承讓人為香港中央結算(代理人)有限公司或掌其權力之人士(或由董事局就此同意之其他公司)，該轉讓可以機印代為簽署或由授權人士簽署。本公司之公司細則中有關登記及轉讓保華股份之條文，在作出必要之修訂後將適用於認股權證之登記及轉讓。文據載有與轉讓、傳送及登記認股權證有關之條文。

由於認股權證將獲納入中央結算系統，因此，在有關規管當局之適用法例或規則、文據之條款及有關情況許可之情形下，本公司可將認股權證之最後交易日定於2009年9月25日前最少三個交易日。

持有認股權證而並無以其個人名義登記認股權證之人士，如欲行使認股權證，應注意因於轉讓或行使認股權證前而須就加快重新登記其持有之認股權證，可能導致須付額外之成本及費用。尤以認購期間最後一天(包括該日)前十個營業日之期間為然。

5.　**暫停辦理認股權證持有人過戶登記手續**

董事可不時決定暫停辦理認股權證持有人過戶及暫停辦理認股權證持有人名冊登記手續之時間及期間，惟在任何一個年度內，該段期間(或該等期間)合共不得超過30日。凡於暫停辦理過戶登記期間轉讓或行使認股權證附有之認購權，對本公司與任何提出有關認股權證轉讓之人士，或(視乎情況而定)對本公司與行使認股權證所附認購權之認股權證持有人而言(而非其他情形)，有關轉讓或行使均被視為於重新辦理認股權證持有人過戶登記後即時進行。

6.　**買入及註銷**

本公司或任何附屬公司可隨時以下列方式買入認股權證：

(a)　以任何價格在公開市場或以招標方式(所有認股權證持有人均可投標)買入；或

(b)　以私人協議方式按不超過於聯交所買入認股權證日期前一手或以上認股權證最後一日在聯交所買賣之收市價110%之價格(所需開支不計算在內)進行，但不得以其他方式買入。

按上述方式買入之所有認股權證將立即註銷，且不得再獲發行或再作出售。

7.　**認股權證持有人大會及權利之修訂**

(a)　文據載有關於為考慮可影響認股權證持有人權益之任何事項而召開之認股權證持有人大會之規定，有關事項包括以通過特別決議案(定義見文據)之方式修訂文據之規定及／或條件。凡於此等大會正式通過之決議案對認股權證持有人均具約束力，而不論個別認股權證持有人曾否出席該大會。

(c) 儘管前述條件之規定，在任何情況下當董事認為認購價毋須根據上述規定作出調整或須按不同之基準計算，或雖然按前述本條條文毋須調整而本公司認為應作調整，則本公司可委任核數師(定義見文據)或認可財務顧問，考慮基於任何理由而將予調整(或毋須調整)會否未能公平及適當反映受影響人士之相對權益，如該核數師或該認可財務顧問認為確屬不公平，則可按核數師或該認可財務顧問證明認為合適之方式修訂或取消調整，或作出調整以替代毋須調整(包括(但不限於)按不同基準計算之調整)，相關調整須在其他日期及／或時間生效。

(d) 認購價之任何調整將按四捨五入至最近之一仙(0.005港元當作一仙)，而在任何情況下任何調整均不得增加認購價(將保華股份合併為每股較大面值之股份或買入保華股份則除外)。除董事可能作出之任何決定外，認購價之每次調整須(除非文據另有訂明)由核數師或認可財務顧問(按本公司選擇)證明。

(e) 不論文據或認股權證證書所載之任何內容，在任何情況下認購價降幅少於1仙均不予調整，而因此須予作出之任何調整均不予結轉。

(f) 認購價一旦按文據之規定作出調整，本公司須向認股權證持有人發出通知，指出認購價已予以調整(列明引致調整之事項、於作出有關調整前之有效認購價、經調整之認購價以及其生效日期)，並於作出有關調整後之任何時間內，只要有任何認購權仍可行使，認股權證持有人可於本公司當時在香港之主要營業地點查閱，並可索取核數師或認可財務顧問(視乎情況而定)簽署之證明文件以及經一名董事簽署之證明文件(載列引致作出有關調整事宜之概要、於作出有關調整前之有效認購價、經調整之認購價以及其生效日期)並可按要求向任何認股權證持有人寄發一份副本。

(g) 倘本公司或任何附屬公司以任何方式修改任何股份或借貸股本所賦予之權力，以致將該等股份或借貸股本或據此所賦帶之任何購入保華股份權利之全部或部份轉換為保華股份或使之可轉換為保華股份，則本公司將委任核數師或認可財務顧問考慮對認購價作出之任何調整是否恰當(倘該核數師或認可財務顧問證實任何該等調整為適當，認購價將因而作出調整，而上文(d)、(e)及(f)之條文將適用)。

3. 記名認股權證

認股權證以記名方式發行。本公司有權將認股權證之登記持有人視為認股權證之絕對擁有人，因此，除具有適用司法管轄權之法庭頒佈指令或法例規定外，本公司概不承認任何其他人士對該等認股權證依據衡平法提出之任何索償要求或其他索償要求或於該等認股權證之權益(不論是否已發出明確表示或其他通知)。

(vi) 本公司或任何其他公司在全部以現金代價方式下發行可兌換、交換或附有權利可認購新保華股份之證券，而每股新保華股份之實際代價總額(定義見文據)低於公佈有關證券發行條款(不論有關發行須取得保華股東或其他人士批准與否)之日市價之90%，或附於該等證券之兌換、交換或認購權利之條款有所更改，以致就該等證券初步須收取之每股新保華股份之實際代價總額低於公佈建議更改有關兌換、交換或認購權利之日市價90%之價格；

(vii) 本公司為全數換取現金以低於公佈發行保華股份條款之日之市價90%之價格發行任何保華股份，惟按購股權計劃(定義見文據)發行者除外；及

(viii) 本公司要約或邀請出售任何保華股份予本公司，或由本公司購回任何保華股份或可兌換為保華股份之證券或可購入保華股份之任何權利(惟在聯交所或任何認可證券交易所(即就此目的獲證券及期貨事務監察委員會或同等機關及聯交所認可之證券交易所)所進行之購回除外)，而董事認為情況適宜調整認購價。

(b) 除下文(c)分段所述者外，在下述情況下毋須作出上文(a)分段所述之調整：

(i) 本公司因任何證券附有可全部或部份兌換為保華股份之權利或任何購入保華股份之權利(包括認購權)獲行使而發行繳足保華股份；

(ii) 本公司發行保華股份，或本公司或任何附屬公司(定義見文據)發行可全部或部份兌換為保華股份或有權購入保華股份之證券，作為收購任何其他證券、資產或業務之全部或部份代價；

(iii) 依據任何其他可全部或部份兌換為保華股份或有權購入保華股份之證券之條款而設立或可能設立之認購權儲備(定義見文據)以全部或部份撥作資本方式而發行繳足保華股份；

(iv) 根據以股代息計劃發行保華股份，而不少於為此發行之保華股份面值之款額撥作資本，且該等保華股份之市值(定義見文據)合共不超過保華股東原可選取或原應收取之現金股息110%；或

(v) 根據購股權計劃(定義見文據)，本公司發行保華股份或本公司或任何附屬公司發行其他可兌換或交換或有權購入保華股份之證券。

(e) 本公司將於配發及發行有關保華股份後，在實際可行情況下盡快（無論如何不遲於有關認購日期後10個營業日）免費發給獲配發保華股份之認股權證持有人（在其行使認購權後）下列各項：

(i) 認股權證持有人名下有關保華股份之股票；

(ii) （倘適用）認股權證持有人名下有關認股權證所代表之尚未行使認購權之記名形式之餘額認股權證證書；

(iii) （倘適用）以支票退回認股權證持有人就文據條件2(c)所述之保華股份零碎配額之零碎行使款項；及

(iv) （倘適用）文據條件6(A)(4)所述之證書。

因認購權獲行使而須予發行之保華股份之股票、餘額認股權證證書（如有）、認股權證持有人之保華股份零碎配額之行使款項退款支票（如有）及文據條件6(A)(4)所述之證書（如有）將以郵遞方式寄往該認股權證持有人之地址（或如屬聯名持有人，則按認股權證持有人登記冊（「登記冊」）內排名首位有關認股權證持有人之地址），郵誤風險概由認股權證持有人承擔。倘本公司同意，該等證書及支票亦可事先安排由認股權證登記處保留以待有關認股權證持有人領取。

2. 認購價之調整

文據載列有關認購價調整之詳細規定。以下為文據調整規定之概要：

(a) 除下文(b)及(c)分段所述者外，在下列情況下，認購價須按文據所載規定不時予以調整（但不會調整至低於保華股份面值，直至能夠維持認購權儲備（定義見文據）為止）：

(i) 保華股份之面值因合併或拆細而更改；

(ii) 本公司以溢利或儲備（包括任何保華股份溢價賬或資本贖回儲備金）撥作資本之方式發行入賬列作繳足之股份（發行股份以代替現金股息除外）；

(iii) 本公司由於削減資本或其他原因向保華股東（以股東之身份）分派資本；

(iv) 本公司授予保華股東（以股東之身份）收購本公司或任何附屬公司（定義見文據）現金資產之權利；

(v) 本公司向所有保華股東提出按低於公佈供股建議或授予購股權或認股權證條款（不論有關發行須取得保華股東或其他人士批准與否）之日股份市價90%之每股新保華股份價格以認購股份之供股建議或授予購股權或認股權證以認購新保華股份；

認股權證根據由本公司以平邊契據方式簽立之一項文據(「文據」)而發行，享有文據所賦予之利益，並以記名方式發行及組成一個組別，且彼此之間在各方面享有同等權益。

認股權證代表本公司對當時認股權證登記持有人(「認股權證持有人」)之直接責任。認股權證主要條款及條件載於認股權證證書(「認股權證證書」)內並包括具有下文所述效用之條文。認股權證持有人有權享有所有該等條款及條件(「條件」)以及文據規定所賦予之權益，並須受其約束，及被視為已明悉所有此等條款及條件以及文據條文之規定。文據副本可在當時本公司於香港的認股權證登記處(「認股權證登記處」)查閱。以下為文據的主要條款概要。

1.　**認購權**

(a)　在文據條文之規限及遵照據此適用之所有外匯管制條例、財政規例及其他法例及法規下，認股權證持有人將擁有權利(「認購權」)於2008年9月26日至2009年9月25日止期間(包括首尾兩日)或文據所規定之較早日期之任何時間(「認購期間」)全部或部份(非零碎保華股份)行使，以港元現金按每股保華股份1.00港元(可按下文予以調整)之價格(「認購價」)認購繳足保華股份，數額最多達該等認股權證證書所示之金額(「行使款項」)。於認購期間最後一日後，尚未行使之任何認購權將會失效，而認股權證證書就任何目的均不再有效。

(b)　認股權證持有人對彼等認股權證之擁有權以認股權證證書為憑，每張證書附有認購表格(「認購表格」)。認股權證持有人如欲行使全部或部份之認購權，必須填妥及簽署認購表格(不可撤回)，並將認購表格連同匯寄之行使款項(即認股權證持有人行使其認購權認購保華股份之認購價金額或就行使部份認購權而言，行使款項之有關部份)一併送交認股權證登記處。認購股份時認股權證持有人必須確保遵守當時適用之任何外匯管制條例、財政規例或其他法例或法規。

(c)　於行使認購權時將予配發之保華股份數目須透過將相關認購表格中指定並按上述方法妥為匯寄之款項，除以認購日期(「認購日期」)之適用認購價而計算。本公司不會配發任何零碎保華股份，惟本公司將會向有關認股權證持有人退還行使認購權之已付行使款項中相等於零碎保華股份之金額，該等金額會向下湊整至仙位。

(d)　本公司已於文據內承諾，除文據第16(A)項條件所指之情況外，因認股權證證書所代表之認購權獲行使而須予發行之任何保華股份，將不遲於有關認購日期後10個營業日發行及配發，且(考慮到文據第4項條件所述可能作出之任何調整)將與該等保華股份之有關配發日期已發行保華股份享有同等權益，因此，其持有人有權獲得在該等保華股份之有關配發日期之後派付或作出之所有股息或其他分派，惟倘若記錄日期乃在該等保華股份之有關配發日期或之前，而該款項總額及其記錄日期之通知已於該等保華股份之有關配發日期前呈交聯交所，則該持有人無權獲得所宣派或建議或議決派付或作出之該股息或其他分派。

於記錄日期，按本公司之股東名冊，有三名海外股東，其中一名之地址位於台灣，一名位於馬來西亞，另一名則位於澳門。根據上市規則第13.36(2)條，董事局已就將認股權證發行擴展至上述司法權區之海外股東之法律限制及監管規定及遵守相關限制及手續作出查詢。根據本公司獲取之法律意見以及考慮於記錄日期之海外股東數目，並無海外股東將排除於認股權證發行。

認股權證證書

認股權證之證書已於2008年9月26日或之前以平郵方式按保華股東各自於本公司股東名冊所載地址寄予彼等(不包括除外股東)，郵誤風險由彼等自行承擔。

買賣單位

預期認股權證於2008年9月29日在聯交所開始買賣。預期認股權證以每手5,000份認股權證(附帶可按初步認購價每股保華股份1.0港元(可予反攤薄性之調整)認購5,000股保華股份之權利)於聯交所買賣。除聯交所外，認股權證不擬於任何其他證券交易所上市。

待認股權證及認股權證所附之認購權於獲行使時可能須予發行之新保華股份獲准在聯交所上市及買賣以及符合香港結算之股份收納規定後，認股權證及認股權證所附之認購權於獲行使時可能須予發行之新保華股份將獲香港結算接納為合資格證券，由認股權證開始在聯交所買賣之日期或由香港結算決定之其他日期起，可在中央結算系統內寄存、結算及交收。聯交所參與者在任何交易日進行之交易，須於其後第二個交易日在中央結算系統交收。在中央結算系統內進行之一切活動，均須遵照不時生效之中央結算系統一般規則及中央結算系統運作程序規則。

進行認股權證發行之理由

董事局認為，認股權證發行將加強保華股東之投資回報及保華之股本基礎，並改善保華股份於市場上之交投水平。董事局亦認為，由於認股權證發行為保華股東(不包括除外股東)提供按具吸引力之折讓(與每股保華股份之資產淨值2.24港元相比)參與保華未來發展之另一機會，同時亦為保華提供一個機會，募集資金以加強財政狀況及在來年發展與拓展業務之能力。

若認股權證按初步認購價每股保華股份1.0港元獲悉數行使，所得款項將約為251,398,919港元(未扣除開支)，將加強保華之營運資金及資產淨值狀況。董事局相信，認股權證發行對保華及保華股東整體有利。

然而，由於因行使認股權證可予募集之款項未定，董事局並無劃定任何款項作任何具體用途。

印花稅

買賣認股權證須繳納香港印花稅。有關認股權證發行之稅務事宜，特別是認股權證會否被視作收入或資本性質交易或致使有關保華股東負上納稅之責任，務請保華股東諮詢其專業顧問。

此致

列位保華股東 台照
及列位保華購股權持有人 參照

代表
保華集團有限公司
主席
周明權*OBE, JP*
謹啟

2008年9月26日

認購價

每份認股權證授權其持有人可按初步認購價每股保華股份1.0港元（可予反攤薄性之調整）以現金認購一股新保華股份。認股權證之初步認購價：

(a) 較聯交所於2008年9月18日（即記錄日期）所報之每股保華股份收市價每股0.420港元溢價約138%；

(b) 較截至及包括2008年9月18日前最後五個營業日每股保華股份之平均收市價0.464港元溢價約116%；及

(c) 較截至及包括2008年9月18日前最後十個營業日每股保華股份之平均收市價0.570港元溢價約75%。

按於記錄日期之1,508,393,517股已發行保華股份計算，已發行251,398,919份認股權證，假設以初步認購價每股保華股份1.0港元計算，悉數行使全部251,398,919份認股權證時之總認購股款將為251,398,919港元，而認股權證之市值估計約為75,000,000港元（按每股保華股份於截至及包括2008年9月18日前最後80個營業日之平均收市價計算）。本公司確認已遵守上市規則第8.08、8.09(4)及8.14條之規定。

碎股

認股權證之碎股並無授予保華股東，但將會予以彙集出售，收益歸本公司所有。

認購期間

認股權證之認購期限為由發行日起計一年。認股權證可由保華股東於認股權證發行日（即2008年9月26日）至緊接認股權證發行日期週年當日前一日（即2009年9月25日）（包括首尾兩日）期間內隨時行使。

條件

認股權證發行原須待下列各項獲達成後，方可作實：

(a) 於2008年度股東週年大會上通過有關批准派付末期股息、認股權證發行及發行與配發於認股權證所附帶之認購權獲行使而可能將予發行之新保華股份之普通決議案；及

(b) 上市委員會批准認股權證及因認股權證所附帶之認購權獲行使而可能將予發行之新保華股份上市及買賣。

於記錄日期，(a)段所載之條件已經達成，而就(b)段所載之條件而言，本公司將向上市委員會申請批准認股權證及因認股權證所附帶之認購權獲行使而可能將予發行之新保華股份上市及買賣。

海外股東

誠如本公司於2008年7月23日發表之公布所述，倘若董事局經查詢後認為，考慮到有關地方之法律項下之法律限制或該等地方有關監管機構或證券交易所之規定後，不包括海外股東乃屬必要或權宜，則認股權證將不會授予海外股東。

保華集團有限公司*
PYI Corporation Limited

(於百慕達註冊成立之有限公司)
(股份代號：498)

周明權OBE, JP
(主席兼獨立非執行董事)
劉高原
(副主席兼總裁)
陳國強
(非執行董事)
郭少強
(獨立非執行董事)
陳樹堅
(獨立非執行董事)
梁寶榮GBS, JP
(獨立非執行董事)
李昌安
(獨立非執行董事)

註冊辦事處：
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

香港之主要營業地點：
香港
九龍
觀塘
鴻圖道51號
保華企業中心31樓

敬啟者：

有關截至2008年3月31日止年度末期股息之認股權證發行

緒言

謹提述本公司2008年7月23日之公布及2008年8月1日之通函，內容有關認股權證發行。認股權證發行已於2008年9月5日舉行之2008年度股東週年大會上獲保華股東批准。

本信件旨在給予　閣下有關認股權證發行之進一步資料。

認股權證發行

認股權證發行按於記錄日期營業時間結束時名列本公司股東名冊之保華股東(不包括除外股東)每持六股現有保華股份可獲發一份認股權證之基準予以進行。

按於記錄日期之1,508,393,517股已發行保華股份計算，已發行251,398,919份認股權證。按初步認購價每股保華股份1.0港元悉數行使251,398,919份認股權證所附帶認購權將引致發行合共251,398,919股新保華股份(按於記錄日期之1,508,393,517股已發行保華股份計算)，佔本公司於記錄日期已發行股本之16.7%，及本公司於記錄日期因悉數行使認股權證所附帶認購權而配發及發行新保華股份擴大後之已發行股本約14.3%。

本公司確認已符合上市規則第15.02(1)條之規定。

* 僅資識別

「認股權證發行」	指	就本公司宣派及應付之截至2008年3月31日止年度末期股息，以於記錄日期營業時間結束時名列本公司股東名冊之保華股東(不包括除外股東)每持六股現有保華股份可獲發一份認股權證之基準發行認股權證
「%」	指	百分比

除非文義別有所指，否則本信件內，下列詞語具有下列涵義：

「2008年度股東週年大會」	指	保華於2008年9月5日(星期五)上午10時30分假座香港金鐘道88號太古廣場香港JW萬豪酒店3樓宴會廳舉行之股東週年大會
「董事局」	指	董事局
「營業日」	指	香港持牌銀行於正常辦公時間開門營業之任何日子(不包括星期六及星期日)
「公司細則」	指	本公司之公司細則
「中央結算系統」	指	由香港結算設立及營運之中央結算及交收系統
「公司法」	指	百慕達1981年公司法
「本公司」或「保華」	指	保華集團有限公司，一間於百慕達註冊成立之有限公司，其股份在聯交所主板上市
「董事」	指	本公司董事
「除外股東」	指	不納入認股權證發行之海外股東，乃因為董事局經諮詢後認為，考慮到相關地方法律之法律上限制或當地相關規管單位或證券交易所之規定，不包括彼等在內乃屬必要或權宜
「港元」	指	香港法定貨幣港元
「香港結算」	指	香港中央結算有限公司，香港交易及結算所有限公司之全資附屬公司
「香港」	指	中華人民共和國香港特別行政區
「上市規則」	指	聯交所證券上市規則
「海外股東」	指	於記錄日期時在本公司股東名冊內之地址位於香港境外之保華股東
「保華股份」	指	保華股本中每股面值0.10港元之普通股
「保華股東」	指	保華股份持有人
「記錄日期」	指	2008年9月18日(星期四)，釐定可享認股權證權利之日期
「聯交所」	指	香港聯合交易所有限公司
「認股權證」	指	由本公司發行之認股權證，賦予其持有人權利以初步認購價每股保華股份1.0港元(可予反攤薄性之調整)認購新保華股份

目　錄

頁次

重要文件

香港聯合交易所有限公司及香港中央結算有限公司對本信件之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本信件全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

閣下如對本信件之任何內容有疑問，敬請諮詢獨立專業意見。

本信件已根據香港法例第32章公司條例第342C條之規定送交香港公司註冊處處長登記。本信件已根據公司法之規定送交百慕達公司註冊處處長存檔。證券及期貨事務監察委員會、香港公司註冊處處長及百慕達公司註冊處處長對本信件之內容概不負責。

各董事願就本信件及隨附之附錄所載資料之準確性共同及個別地承擔全部責任，並於作出一切合理查詢後，確認就彼等所知及所信，本信件並無遺漏任何事實，足以令致本信件所載任何陳述產生誤導。

保華集團有限公司*

PYI Corporation Limited

（於百慕達註冊成立之有限公司）

（股份代號：498）

有關截至2008年3月31日止年度末期股息之認股權證發行

* 僅資識別

2008年9月26日

Unless the context otherwise requires or specifically defined herein, terms used in this announcement shall have the same meaning as defined in the circular of PYI Corporation Limited dated 1 August 2008 (the "Circular").

PYI Corporation Limited

(Incorporated in Bermuda with limited liability)

(Stock Code: 498)

LISTING OF WARRANTS ON THE MAIN BOARD OF THE STOCK EXCHANGE OF HONG KONG LIMITED BY WAY OF WARRANTS ISSUE AS FINAL DIVIDEND FOR THE YEAR ENDED 31 MARCH 2008 AND ADJUSTMENTS TO THE CONVERSION PRICE OF THE CONVERTIBLE NOTES AND THE EXERCISE PRICE AND NUMBER OF THE SHARE OPTIONS

Number of Warrants : 251,398,919
Subscription Price : HK$1.00, subject to anti-dilutive adjustments
Stock Code of the Warrants : 00849

Reference is made to the announcement of the Company dated 23 July 2008 and the Circular. Terms defined in the Circular shall have the same meanings when used in this announcement unless defined otherwise.

Reference is also made to the ordinary resolution passed at the annual general meeting of the Company on 5 September 2008 whereby PYI Shareholders approved the Warrants Issue in relation to the final dividend for the year ended 31 March 2008 by the Company entitling the holders thereof to subscribe for new PYI Shares at an initial subscription price of HK$1.00 per PYI Share (subject to anti-dilutive adjustments).

According to the determination by independent valuer engaged by the Company, the fair value of one Warrant as at 5 September 2008 is approximately HK$0.051. Therefore, each PYI Shareholder is entitled to a final dividend of approximately HK$0.0085 per PYI Share which will be applied out of the retained profits of the Company.

Application has been made by the Company to the Listing Committee of the Stock Exchange for the granting of the approval for the listing of, and permission to deal in, the Warrants to be issued as mentioned in the Circular including such number of PYI Shares which may be issued upon exercise of the subscription rights attached to the Warrants. Dealings in the Warrants on the Main Board of the Stock Exchange are expected to commence on Monday, 29 September 2008. Subject to the granting of the approval for the listing of, and permission to deal in, the Warrants on the Main Board of the Stock Exchange as well as the compliance with the stock admission requirements of HKSCC, the Warrants will be accepted as eligible securities by HKSCC for deposit, clearance and settlement in CCASS with effect from the commencement date of dealings in the Warrants on the Stock Exchange or such other date as determined by HKSCC. All activities under CCASS are subject to the General Rules of CCASS and the CCASS Operational Procedures in effect from time to time.

The Warrants Issue comprises 251,398,919 Warrants to be issued to PYI Shareholders whose names appear on the register of members of the Company on 18 September 2008 on the basis of one Warrant for every six PYI Shares held.

The Warrants will be issued in registered form and each Warrant will entitle the holder thereof to subscribe in cash for one PYI Share at an initial subscription price of HK$1.00, subject to anti-dilutive adjustments, at any time during the period commencing on 26 September 2008 and ending on 25 September 2009 (or if that day is not a business day, the business day immediately preceding that day) (both days inclusive) (the "Subscription Period").

The Subscription Rights attaching to the Warrants ("Subscription Rights") may be exercised during the Subscription Period. Any Subscription Rights which have not been exercised during the Subscription Period will lapse and the relevant Warrant certificates will cease to be valid for any purpose.

Each Warrant certificate will contain a subscription form. In order to exercise the Subscription Rights, a holder of Warrants must complete and sign the subscription form (which shall, once signed and completed, be irrevocable) and deliver the Warrant certificate (and, if the subscription form used is not the form endorsed on the Warrant certificate, the separate subscription form) to Tricor Secretaries Limited in Hong Kong or such other person, firm or company situated in Hong Kong as may be approved from time to time by the Directors to act as the branch registrar in relation to the Warrants and transfer of the Warrants together with a remittance of the relevant subscription monies for the new PYI Shares in respect of which the Subscription Rights are being exercised.

No fraction of a new PYI Share will be allotted but any balance representing fractions of the subscription monies paid on the exercise of the Subscription Rights will be paid by the Company to the relevant holder of Warrants, provided always that if the Subscription Rights comprised in one or more Warrant certificates are exercised on the same date by the same holder of Warrants then, for the purpose of determining whether any (and if so what) fraction of a PYI Share arises, the Subscription Rights represented by such Warrant certificates will be aggregated.

Certificates for the Warrants (together with the subscription forms) are expected to be dispatched on or before 26 September 2008 at the risk of the PYI Shareholders entitled thereto to their respective addresses shown on the register of members of the Company.

Dealings in the Warrants on the Main Board of the Stock Exchange are expected to commence on Monday, 29 September 2008. The Warrants will be traded in board lots of 5,000 Warrants. The stock code of the Warrants is 00849.

In accordance with the terms of the 3-year convertible note of a principal amount of RMB120 million issued by the Company (the "Convertible Note") (details of which are set out in the circular of the Company dated 2 June 2006), the conversion price of the Convertible Note shall be adjusted from HK$4.25 per PYI Share to HK$4.135 per PYI Share as a result of the Warrants Issue. Also, in accordance with the Share Option Scheme, the range of the exercise price of the share options shall be adjusted from HK$1.24 and HK$4.50 to HK$1.0628 and HK$3.8571 and the total number of outstanding share options under the Share Option Scheme shall be adjusted from 148,554,000 to 173,313,000 as a result of the Warrants Issue. Save for the above adjustments, all other terms and conditions of the Convertible Note and Share Option Scheme remain unchanged. The above adjustments were made having regard to the terms and conditions of the Convertible Note and Share Option Scheme and have been reviewed and confirmed by Access Capital Limited, who was appointed for the purpose of providing an opinion on the adjusted price and adjustments to the Convertible Note and the outstanding share options of the Company under the Share Option Scheme respectively.

A copy of the Circular is available for inspection during normal business hours at the principal place of business of the Company at 31st Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong for a period of 14 days from the date of this announcement.

By order of the Board
Mui Ching Hung, Joanna
Company Secretary

Hong Kong, 24 September 2008

As at the date of this announcement, the composition of the Board is as follows:

Dr Chow Ming Kuen, Joseph OBE, JP	:	*Chairman (Independent Non-Executive Director)*
Mr Lau Ko Yuen, Tom	:	*Deputy Chairman and Managing Director*
Dr Chan Kwok Keung, Charles	:	*Non-Executive Director*
Mr Kwok Shiu Keung, Ernest	:	*Independent Non-Executive Director*
Mr Chan Shu Kin	:	*Independent Non-Executive Director*
Mr Leung Po Wing, Bowen Joseph GBS, JP	:	*Independent Non-Executive Director*
Mr Li Chang An	:	*Independent Non-Executive Director*

* *for identification only*

除文義另有規定或本公告內特別界定外，本公告所用詞彙與保華集團有限公司於2008年8月1日之通函（「該通函」）內所界定者具相同涵義。

保華集團有限公司*
PYI Corporation Limited

（於百慕達註冊成立之有限公司）

（股份代號：498）

認股權證以認股權證發行作為截至2008年3月31日止年度末期股息方式在香港聯合交易所有限公司主板上市及調整可換股票據之兌換價及購股權之行使價及數目

認股權證數目	：	251,398,919份
認購價	：	1.00港元，可予反攤薄調整
認股權證之股份代號	：	00849

謹此提述有關本公司於2008年7月23日刊發之公告及該通函。除非另有界定，在本公告所用之詞彙與該通函所指之涵義相同。

另亦謹此提述本公司於2008年9月5日所舉行之股東週年大會上所通過之普通決議案，保華股東於會上通過本公司就截至2008年3月31日止年度之末期股息進行認股權證發行，認股權證賦予持有人權利，按初步認購價每股保華股份1.00港元（可予反攤薄調整）認購新保華股份。根據本公司所聘用之獨立估值師所評定，一份

認股權證於2008年9月5日之公平價值約為0.051港元。因此，每位保華股東可獲分派末期股息每股保華股份約0.0085港元，並將從本公司之保留溢利中撥出。

本公司已向聯交所上市委員會申請批准該通函內所述將予發行之認股權證(包括該等認股權證所附之認購權於獲行使時須予發行之保華股份上市及買賣)。預期認股權證將於2008年9月29日(星期一)在聯交所主板開始買賣；惟須待認股權證獲准在聯交所主板上市及買賣以及符合香港結算之股份收納規定後，認股權證將獲香港結算接納為合資格證券，認股權證由開始在聯交所買賣之日期或由香港結算決定之其他日期起，可在中央結算系統內寄存、結算及交收。在中央結算系統內進行之一切活動，均須遵照中央結算系統不時生效之一般規則及中央結算系統運作程序規則。

認股權證發行將發行251,398,919份認股權證予於2008年9月18日名列保華股東名冊之股東，基準為每持有六股保華股份可獲發一份認股權證。

認股權證將以記名方式發行，及每份認股權證將賦予其持有人權利，可於2008年9月26日至2009年9月25日(倘該日並非營業日，則為緊接該日之前一個營業日)(包括首尾兩日)止之期間(「認購期」)內隨時按每股1.00港元之初步認購價(可予反攤薄調整)以現金認購保華股份。

認股權證所附之認購權(「認購權」)須於認購期內予以行使，任何於認購期內未獲行使之認購權將告作廢，而相關認股權證證書就任何目的而言將不再有效。

每份認股權證證書將附有認購表格。認股權證持有人如欲行使認股權，必須填寫及簽署認購表格(一旦填寫及簽署，即不可撤回)並將認股權證證書(及獨立認購表格(倘使用之表格並非認股權證證書上所附載之表格))連同行使認購權有關之新保華股份相關之認購款項之匯款，一併送交香港之卓佳秘書商務有限公司或董事不時批准擔任為有關認股權證或轉讓認股權證位於香港之過戶登記分處之其他人士、機構或公司。

零碎新保華股份將不予配發，本公司將向相關認股權證持有人支付有關行使認購權所付之零碎認購餘款，惟在釐定是否有任何零碎保華股份（及如有，屬何種零碎保華股份）時，倘一份或多份認股權證證書所包含之認購權乃由同一認股權證持有人於同一日行使，則該等認股權證所代表之認購權將一併計算。

預期認股權證證書（連同認購表格）將於2008年9月26日或以前寄往保華股東在本公司股東名冊上所顯示之地址，郵誤風險概由有權獲得該等證書之保華股東承擔。

預期認股權證將於2008年9月29日（星期一）在聯交所主板開始買賣。認股權證之買賣單位為每手5,000份認股權證。認股權證之股份代號為00849。

根據本公司所發行本金額人民幣1.2億元之三年期可換股票據（「可換股票據」）（詳情載於本公司日期為2006年6月2日之通函）之條款，可換股票據之兑換價因認股權證發行而須由每股保華股份4.25港元調整至每股保華股份4.135港元。另外，根據購股權計劃，因認股權證發行之緣故，購股權之行使價幅度須由1.24港元至4.50港元調整至1.0628港元至3.8571港元，而購股權計劃下尚未行使之購股權數目亦須由148,554,000份調整至173,313,000份。除上述調整外，可換股票據及購股權計劃之其他條款及條件維持不變。上述調整乃按可換股票據及購股權計劃條款及條件進行，並經卓怡融資有限公司審閱及確認。卓怡融資有限公司乃獲委任分別就經調整價格以及可換股票據及購股權計劃下本公司之未行使購股權之調整提出意見。

該通函之副本於本公告日期起計14天期間內於本公司之主要營業地點香港九龍鴻圖道51號保華企業中心31樓可供查閱。

承董事會命
公司秘書
梅靜紅

香港，2008年9月24日

於本公告發表當日，董事局成員如下：

周明權博士 OBE, JP	:	主席（獨立非執行董事）
劉高原先生	:	副主席兼總裁
陳國強博士	:	非執行董事
郭少強先生	:	獨立非執行董事
陳樹堅先生	:	獨立非執行董事
梁寶榮先生 GBS, JP	:	獨立非執行董事
李昌安先生	:	獨立非執行董事

* 僅供識別

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer or registered institution in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in PYI Corporation Limited, you should at once hand this circular to the purchaser or the transferee or to the bank manager, the licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

PYI

PYI Corporation Limited

(Incorporated in Bermuda with limited liability)
(Stock Code: 498)

DISCLOSEABLE TRANSACTION

INVESTMENT FOR 51% INTEREST IN YICHANG PORT GROUP LIMITED

23 September 2008

CONTENTS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

"Agreement"	the conditional agreement dated 2 September 2008 entered into among PYI, Existing YPG Shareholders and Yichang Port Group relating to the Investment
"Announcement"	the announcement dated 3 September 2008 made by PYI in relation to the Investment
"associates"	has the meaning ascribed thereto under the Listing Rules
"Board"	the board of Directors
"Completion"	completion of the Agreement with performance by PYI, Existing YPG Shareholders and Yichang Port Group of their respective obligations in accordance with the provisions of the Agreement
"Director(s)"	the director(s) of PYI
"Existing YPG Shareholders"	the existing shareholders of Yichang Port Group immediately before Completion, comprising Yichang State-owned Assets Commission and Yiling and excepting Fulin Port Authority
"Fulin Port Authority"	涪陵港務管理局
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Investment"	the proposed investment in Yichang Port Group by injection of the New Capital pursuant to the terms and conditions of the Agreement
"Latest Practicable Date"	19 September 2008, being the latest practicable date prior to the printing of this circular for the purpose of ascertaining certain information contained herein
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Model Code"	The Model Code for Securities Transactions by Directors of Listed Issuers in Appendix 10 to the Listing Rules
"New Capital"	approximately RMB114 million (equivalent to approximately HK$130 million) in cash, being the amount payable by the Subscriber into Yichang Port Group pursuant to the Agreement
"PRC" or "China"	the People's Republic of China, which for the purpose of this announcement, shall exclude Hong Kong, the Macao Special Administrative Region of the People's Republic of China and Taiwan
"PYI"	PYI Corporation Limited, a company incorporated in Bermuda with limited liability, the shares of which are listed on the Stock Exchange
"PYI Group"	PYI and its subsidiaries
"SFO"	the Securities and Futures Ordinance (Cap 571 of the Laws of Hong Kong)
"Shareholders"	holder(s) of Shares

"Share(s)"	ordinary share(s) of HK$0.10 each in the issued share capital of PYI
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Subscriber"	PYI Yichang Investment Limited, a company incorporated in Hong Kong with limited liability and an indirect wholly-owned subsidiary of PYI
"Valuation Report"	the valuation report dated 28 March 2008 issued by 山東大地有限責任會計師事務所 on the assets of Yichang Port Group as at 31 December 2007
"Yichang Port Group"	宜昌港務集團有限責任公司(Yichang Port Group Limited*)
"Yichang State-owned Assets Commission"	宜昌市國有資產監督管理委員會(State-owned Assets Supervision and Administration Commission of Yichang Municipal Government*)
"Yiling"	宜昌市夷陵國有資產經營有限公司(Yichang Yiling State-owned Assets Operation Co. Ltd*), an enterprise wholly owned by the Yichang State-owned Assets Commission
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"RMB"	Renminbi, the lawful currency of the PRC
"TEU"	Twenty-foot equivalent unit
"%"	per cent.
"mu"	畝, a measurement of land used in PRC

* *English transliteration for identification purpose only*

An exchange rate of HK$1 to RMB0.876 has been adopted in this circular for illustration purposes.

PYI Corporation Limited

(Incorporated in Bermuda with limited liability)
(Stock Code: 498)

Chow Ming Kuen, Joseph
(Chairman and Independent Non-Executive Director)
Lau Ko Yuen, Tom
(Deputy Chairman and Managing Director)
Chan Kwok Keung, Charles
(Non-Executive Director)
Kwok Shiu Keung, Ernest
(Independent Non-Executive Director)
Chan Shu Kin
(Independent Non-Executive Director)
Leung Po Wing, Bowen Joseph
(Independent Non-Executive Director)
Li Chang An
(Independent Non-Executive Director)

Registered Office:
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Principal place of business in Hong Kong:
31st Floor, Paul Y, Centre
51 Hung To Road
Kowloon
Hong Kong

23 September 2008

To the Shareholders

Dear Sir or Madam,

DISCLOSEABLE TRANSACTION

INVESTMENT FOR 51% INTEREST IN YICHANG PORT GROUP LIMITED

INTRODUCTION

On 3 September 2008, the Company announced its proposed investment in Yichang Port Group by injection of the New Capital pursuant to the terms and conditions of the Agreement.

On 2 September 2008, PYI Group entered into the Agreement to invest in Yichang Port Group by way of injection of the New Capital into Yichang Port Group, which amount represented a 51% equity interest in the share capital of Yichang Port Group as enlarged by the New Capital. The total sum payable by PYI Group under the Agreement is approximately RMB149 million (equivalent to approximately HK$170 million).

THE AGREEMENT

Date: 2 September 2008

Parties:

(1) PYI;

(2) Yichang State-owned Assets Commission, a PRC government body established for holding state-owned assets in Yichang;

(3) Yiling, an enterprise wholly owned by Yichang State-owned Assets Commission and which principal business activity is the management of state-owned assets in Yichang on behalf of Yichang State-owned Assets Commission; and

(4) Yichang Port Group

To the best of the knowledge, information and belief of the Directors and after making all reasonable enquiries, as at the Latest Practicable Date, (i) Yichang Port Group, Existing YPG Shareholders, their respective ultimate beneficial owners and their respective associates are third parties independent of PYI and its connected persons (as defined under the Listing Rules) and are not connected persons of PYI and (ii) there was no previous transaction between PYI and Yiling and Yichang State-owned Assets Commission (and also their associates) in the past 12 months which may require aggregation under Rule 14.22 of the Listing Rules.

Amount of investment

The total sum payable by PYI Group under the Agreement is approximately RMB149 million (equivalent to approximately HK$170 million). The New Capital of approximately RMB114 million (equivalent to approximately HK$130 million) in cash will be invested by the Subscriber into Yichang Port Group in return for a 51% equity interest in the registered capital of Yichang Port Group and approximately RMB35 million (equivalent to approximately HK$40 million) will be payable to Yichang State-owned Assets Commission as controlling premium. The amount of investment was arrived at having regard to (i) the net assets of RMB109.42 million (equivalent to approximately HK$125 million) of Yichang Port Group immediately after the asset restructuring of Yichang Port Group but prior to the injection of the New Capital; (ii) a premium for control as Yichang Port Group will become a subsidiary of PYI Group upon Completion; (iii) the strategic value of Yichang Port being the transshipping hub for the middle and upper reach of the Yangtze; and (iv) the future potentials of Yichang Port Group in view of, inter alia, its improved prospects arising from the asset restructuring referred to in the section headed "Asset restructuring of Yichang Port Group" mentioned below which included disposal of non-performing assets. The Directors consider the aforesaid amount of investment, including the amount of premium, and the terms of the Investment to be fair and reasonable.

Under the terms of the Agreement, PYI Group has no obligation to inject further amount into Yichang Port Group other than the New Capital. In the event that the joint venture or other agreements to be entered into by PYI Group pursuant to the Agreement provides for further capital injection by PYI Group, it will make further announcement and comply with further requirements of the Listing Rules.

Yichang Port Group

Yichang Port Group is a state owned enterprise incorporated in the PRC in April 2003. It is principally engaged in transport logistics and properties investments, providing transportation, cargo loading and discharging, storage, shipping agent, cargo agent, port logistics and port equipment rental services in Yichang Port, which is located on the Yangtze River near the Three Gorges Dam in Yichang, Hubei Province. It is listed as one of the eight largest ports on the Yangtze River.

Yichang Port Group is the core port enterprise at Yichang Port, who achieved a cargo throughput of 7.34 million tons in 2007, accounting for 22.7% of the latter's total throughput. It occupies approximately 11.9 kilometres of shoreline along the Yangtze River and land of 1,504 mu (approximately 1.0 square kilometre), and owns 57 berths. It also houses the largest feeder port for phosphate in PRC and one of the four railway/river transshipment hub ports for coal along Yangtze River. In 2007, Yichang Port Group achieved cargo throughputs of 3.86 million tons for coal, 1.64 million tons for minerals and 0.86 million tons for chemicals and fertilizers, accounting for 55.8%, 27.4% and 80.8% respectively at Yichang Port. Housing the only container cargo terminal near the Three Georges Dam region, container throughput achieved by Yichang Port Group in 2007 was 31,789 TEU.

Yichang Port Group has over 20 subsidiaries and owns equity interests in various companies, most of which are engaged in the provision of port-related services in Yichang.

Shareholding in Yichang Port Group

Yichang Port Group currently has three shareholders, namely Yichang State-owned Assets Commission (as to 34.11%), Yiling (as to 65.23%) and Fulin Port Authority (as to 0.66%). The parties required a new strategic investor to participate in Yichang Port Group through the injection of the New Capital to implement the expansion plans of Yichang Port Group to meet the continuous increase in demand for port and logistics services in the area. The fund raised from the Subscriber is expected to be used for the purposes of expansion in existing facilities, increasing working capital and rationalisation of Yichang Port Group's capital structure.

Yiling will acquire the interests of Fulin Port Authority prior to Completion. Set out below is the ownership structure of Yichang Port Group immediately after such acquisition but before Completion:


PYI
100%
Subscriber
Yichang State-owned Assets Commission
Yiling
34.11%
65.89%
Yichang Port Group

Set out below is the ownership structure of Yichang Port Group immediately after Completion:


PYI
100%
Subscriber
Yichang State-owned Assets Commission
Yiling
51%
49%*
Yichang Port Group

* *The percentage equity interest between Yichang State-owned Assets Commission and Yiling has not yet been determined as at the Latest Practicable Date.*

Asset restructuring of Yichang Port Group

Pursuant to the Agreement, Yichang Port Group will be converted into and re-registered as a Sino-foreign joint venture. PYI Group will inject New Capital into Yichang Port Group while Yichang Port Group will implement a restructuring of its assets to improve the allocation of its resources and its operating efficiency and such that Yichang Port Group will, immediately prior to injection of New Capital, have a net asset value of RMB109.42 million (which will be audited by an international firm of accountants to be agreed by the parties, with the valuation of the assets based on the Valuation Report).

The asset restructuring of Yichang Port Group will primarily involve:

1. Removal of certain existing assets, including fixed assets and their associated liabilities (which include non-performing assets, allocated land and assets not relating to Yichang Port Group's port operations, for example, the hospital and education institute currently operated by Yichang Port Group);

2. Obtaining all land use rights certificates and building ownership certificates in the name of Yichang Port Group for all its real properties;

3. Registration of all relevant assets and properties under the name of Yichang Port Group, including construction in progress, vehicles, barges and vessels as well as other equipment and long term investments;

4. Resolution and rectification of the overdue taxation liabilities and levies;

5. Acquisition of minority shareholdings of certain non-wholly-owned subsidiaries and shareholdings of certain associated companies; and

6. Rationalization of all amounts and benefits payable to existing employees and the signing of new employment contracts with Yichang Port Group after its conversion into a Sino-foreign joint venture.

Financial information on Yichang Port Group

The following is a summary of the audited consolidated financial statements of Yichang Port Group (prior to the asset restructuring mentioned above) for each of the three years ended 31 December 2007 and the unaudited consolidated financial statements for the six months ended 30 June 2008, prepared in accordance with generally accepted accounting principles in the PRC:

	Six months ended 30 June 2008 *(RMB million)* (unaudited)	Year ended 31 December 2007 *(RMB million)* (audited)	2006 *(RMB million)* (audited)	2005 *(RMB million)* (audited)
Turnover	74.4	151.5	141.1	117.9
Net profit/(loss) before taxation	(0.2)	1.3	(0.9)	(2.3)
Net profit/(loss) after taxation	(0.4)	0.5	(1.1)	(2.3)

	As at 30 June 2008 *(RMB million)* (unaudited)	As at 31 December 2007 *(RMB million)* (audited)	2006 *(RMB million)* (audited)	2005 *(RMB million)* (audited)
Total assets	713.1	640.7	580.7	596.2
Total liabilities	469.3	396.0	342.6	435.4
Minority interests	18.9	18.4	18.5	7.9
Shareholders' equity	224.9	226.3	219.6	152.9

Payment

The total consideration shall be payable in the following manner (subject to all the conditions referred to in the section headed "Completion" below having been fulfilled):

1. 60% of the New Capital (i.e. approximately RMB68 million (equivalent to approximately HK$78 million)) within 1 month from the date of Yichang Port Group obtaining the certificate of approval for foreign-invested enterprises;

2. the remaining 40% of the New Capital (i.e. approximately RMB46 million (equivalent to approximately HK$52 million) within 6 months from the date of issue of the new business licence of Yichang Port Group; and

3. a sum of RMB35 million (equivalent to approximately HK$40 million) upon Yichang Port Group obtaining the certificate of approval for foreign-invested enterprises.

Payment of the total consideration will be financed by the internal resources of the PYI Group. The Directors expect that the certificate of approval for foreign-invested enterprises and new business licence of Yichang Port Group will be issued by around January and February 2009 respectively.

Completion

The Agreement is a master agreement and conditional. After signing of the Agreement, Yichang State-owned Assets Commission, Yiling and the Subscriber will enter into a capital injection agreement in relation to the injection of the New Capital upon satisfaction of, inter alia, the following conditions precedent contained in the Agreement:

1. completion of the transfer of the equity interest in Yichang Port Group held by Fuling Port Authority to Yiling and all relevant documentation in respect thereof having been obtained and filing completed;

2. completion of the asset reorganisation of Yichang Port Group abovementioned;

3. completion of the audit of the construction works in progress of Yichang Port Group;

4. the parties being satisfied with the valuation of the assets of Yichang Port Group;

5. the legal title of the land use rights of Yichang Port Group having been obtained and completed;

6. no material issues being revealed by the financial and legal due diligence of Yichang Port Group;

7. Yichang Port Group having obtained legal opinion on the establishment of Yichang Port Group, its assets and liabilities and other material aspects as well as the legality of the asset reorganisation mentioned above having been obtained; and

8. written confirmation having been obtained from the financing banks of Yichang Port Group of the continuation of the existing banking facilities after the conversion of the company into a Sino-foreign joint venture.

The parties shall facilitate completion of the conditions precedents within 3 months from the date of the Agreement (or such extended time as the parties may agree) and agree to enter into the relevant capital injection agreement to formalise PYI Group's capital injection and to enter into the joint venture agreement and articles of association of Yichang Port Group in order to apply for relevant PRC government approval for the conversion of Yichang Port Group into a Sino-foreign joint venture as soon as practicable after the signing of the Agreement. The Directors expect that the capital injection agreement, the joint venture agreement and articles of association will be signed in December 2008.

Termination

The Agreement may be terminated in the event of any of the following:

1. agreement by all parties to terminate the Agreement;

2. formation of Yichang Port Group as a Sino-foreign joint venture not being approved by the relevant PRC regulatory authorities including the Ministry of Commerce or its municipal equivalents;

3. as a result of a change in law or government policy, the implementation of the Agreement becoming impossible or impracticable; or

4. the parties agreeing to terminate the Agreement as a result of force majeure.

Board representation

The joint-venture agreement and articles of association of Yichang Port Group will provide that its board of directors shall comprise 7 members, with the Subscriber being entitled to appoint 4 members, Yichang State-owned Assets Commission to appoint 2 members and Yiling to appoint 1 member.

REASONS FOR THE INVESTMENT

The Investment reinforces PYI Group's commitment to the rapidly developing ports and infrastructure sector in China. It is consistent with the PYI Yangtze Strategy, which has been established for the long-term corporate development target of PYI. The Directors consider that with the sustained high growth of China's economy, building of an efficient network of ports is critical for the continuous development of the economy and its import and export activities along the Yangtze River Region.

As the regional transshipment hub port in the middle and upper reach of the Yangtze, Yichang Port Group will play a significant role in the implementation of the PYI Yangtze Strategy. There will be operational synergy between Yichang Port Group and the other port investments of PYI along the Yangtze River Region, which will enhance the critical mass and the overall competitiveness of PYI Group in the market. The Directors are confident that barring any unforeseen adverse situation, the Investment will generate profit right from the outset.

FINANCIAL EFFECT OF THE INVESTMENT

Upon Completion, Yichang Port Group will become a subsidiary of PYI Group and its results, assets and liabilities will be consolidated into PYI Group's accounts. The total assets and total liabilities of PYI Group will be increased accordingly. The Directors believe that the Investment will contribute to the earnings base of PYI Group positively but the extent thereof will depend on the future performance of Yichang Port Group. Save as aforesaid, the Investment will not have any significant immediate effect on the results of PYI Group.

INFORMATION OF PYI GROUP

PYI Group is principally engaged in the business of development and investment in port and other infrastructure projects, land and property development and investment in association with port facilities, treasury investment and, through its subsidiary, Paul Y. Engineering Group Limited, comprehensive engineering and property-related services.

GENERAL

The Investment constitutes a discloseable transaction for PYI under the Listing Rules as the applicable percentage ratios represent 5% or more but less than 25% for PYI.

ADDITIONAL INFORMATION

Your attention is drawn to the additional information set out in the appendix to this circular.

Yours faithfully,
For and on behalf of the Board of
PYI Corporation Limited
Lau Ko Yuen, Tom
Deputy Chairman and Managing Director

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to PYI Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

INTERESTS AND SHORT POSITIONS OF DIRECTORS AND CHIEF EXECUTIVE

As at the Latest Practicable Date, the interests and short positions of the Directors and chief executive of PYI in the Shares, underlying Shares and debentures of PYI or any associated corporation (within the meaning of Part XV of the SFO), which were required to be notified to PYI and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO) and the Model Code and which were required to be entered in the register kept by PYI pursuant to section 352 of the SFO, were as follows:

(A) PYI

(1) Interest in Shares

Name of Director/ chief executive	Capacity	Long position/ short position	Number of Shares held	Approximate percentage of the existing issued share capital of PYI
Chow Ming Kuen, Joseph	Beneficial owner	Long position	1,314,035	0.09%
Lau Ko Yuen, Tom	Beneficial owner	Long position	4,745,825	0.31%
Chan Kwok Keung, Charles	Interest of controlled corporation *(Note)*	Long position	404,512,565	26.82%
	Beneficial owner	Long position	11,978,677	0.79%
Kwok Shiu Keung, Ernest	Beneficial owner	Long position	1,300,000	0.086%

Note: These 404,512,565 Shares were owned by Hollyfield Group Limited ("Hollyfield"), a wholly-owned subsidiary of ITC Investment Holdings Limited ("ITC Investment" which was, in turn, a wholly-owned subsidiary of ITC Corporation Limited ("ITC")). Galaxyway Investments Limited ("Galaxyway"), an indirect wholly-owned company of Dr Chan Kwok Keung, Charles, owned approximately 30.08% of the issued ordinary share capital of ITC. Dr Chan Kwok Keung, Charles also personally held approximately 4.69% of the issued ordinary share capital of ITC. By virtue of his aggregate interest of approximately 34.77% in ITC, Dr Chan Kwok Keung, Charles was deemed to be interested in said 404,512,565 Shares held by Hollyfield.

(2) Options to subscribe for Shares

Name of Director/ chief executive	Date of grant	Exercisable period	Exercise price per Share *HK$*	Number of underlying Shares comprised in the options	Approximate of percentage of the existing issued share capital of PYI
Lau Ko Yuen, Tom	28.12.2004	28.12.2004 to 26.08.2012	1.24	6,500,000	0.43%
	28.12.2004	28.12.2004 to 26.08.2012	1.50	6,500,000	0.43%
	08.09.2006	08.09.2008 to 07.09.2009	2.48	4,600,000	0.31%
	18.09.2007	18.09.2008 to 17.09.2009	3.546	3,900,000	0.26%
	18.09.2007	18.09.2009 to 17.09.2010	3.546	3,900,000	0.26%
	03.06.2008	03.06.2008 to 02.06.2009	2.00	3,370,000	0.22%
Chan Shu Kin	28.12.2004	28.12.2004 to 26.08.2012	1.24	650,000	0.04%
	28.12.2004	28.12.2004 to 26.08.2012	1.50	650,000	0.04%
Leung Po Wing, Bowen Joseph	08.09.2006	08.09.2006 to 26.08.2012	2.43	1,300,000	0.09%
Li Chang An	06.02.2007	06.02.2007 to 26.08.2012	3.00	1,300,000	0.09%

(3) Warrants to subscribe for Shares (Note)

Name of Director/ chief executive	Subscription period	Subscription price per share *HK$*	Number of underlying Shares comprised in the warrants	Approximate percentage of the existing issued share capital of PYI
Chow Ming Kuen, Joseph	26.09.2008 to 25.09.2009	1.00	219,005	0.01%
Lau Ko Yuen, Tom	26.09.2008 to 25.09.2009	1.00	790,970	0.05%
Chan Kwok Keung, Charles	26.09.2008 to 25.09.2009	1.00	69,415,206	4.60%
Kwok Shiu Keung, Ernest	26.09.2008 to 25.09.2009	1.00	216,666	0.01%

Note: On 18 September 2008, these Directors were entitled to receive a final dividend for the year ended 31 March 2008 by way of warrants issue on the basis of one warrant for every six existing Shares held by each of them. Such entitlement has not been notified to the Stock Exchange as at the Latest Practicable Date. For details of the warrants issue of PYI, please refer to the announcement and the circular of PYI dated 23 July 2008 and 1 August 2008 respectively.

(B) Paul Y. Engineering Group Limited ("PYE")

Name of Director/ chief executive	Date of grant	Exercisable period	Exercise price per Share *HK$*	Number of underlying Shares comprised in the options	Approximate of percentage of the existing issued share capital of PYE
Lau Ko Yuen, Tom	08.06.2007	01.07.2007 to 30.06.2009	1.36	500,000	0.08%

Save as disclosed above, as at the Latest Practicable Date, none of the Directors had any interests or short positions in the Shares, underlying Shares or debentures of PYI or any associated corporation (within the meaning of Part XV of the SFO) as notified to PYI and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO or as recorded in the register kept by PYI pursuant to section 352 of the SFO or as otherwise notified to PYI and the Stock Exchange pursuant to the Model Code.

INTERESTS AND SHORT POSITIONS OF SHAREHOLDERS

As at the Latest Practicable Date, according to the register of interest kept by PYI under Section 336 of the SFO and so far as was known to the Directors, the following are details of the persons (other than a Director or chief executive of PYI) who had an interest or short position in the Shares and underlying Shares which would fall to be disclosed to PYI under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who were, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital (including any option in respect of such capital) carrying rights to vote in all circumstances at general meeting of any other member of the PYI Group:

(A) PYI

(1) Substantial Shareholders

Name of Shareholder	Capacity	Long position/ short position	Number of Shares held	Number of underlying Shares *(Note 2)*	Approximate percentage of the existing issued share capital of PYI	Approximate percentage of the enlarged issued share capital of PYI *(Note 3)*
Chan Kwok Keung, Charles	Interest of controlled corporation *(Note 1)*	Long position	404,512,565	67,418,760	31.29%	26.82%
	Beneficial owner	Long position	11,978,677	1,996,446	0.93%	0.79%
Ng Yuen Lan, Macy	Interest of spouse *(Note 1)*	Long position	416,491,242	69,415,206	32.21%	27.61%
ITC	Interest of controlled corporation *(Note 1)*	Long position	404,512,565	67,418,760	31.29%	26.82%
ITC Investment	Interest of controlled corporation *(Note 1)*	Long position	404,512,565	67,418,760	31.29%	26.82%
Hollyfield	Beneficial owner *(Note 1)*	Long position	404,512,565	67,418,760	31.29%	26.82%

Notes:

1. Hollyfield, a wholly-owned subsidiary of ITC Investment (which was, in turn, a wholly owned subsidiary of ITC), owned 404,512,565 Shares and 67,418,760 underlying Shares. Accordingly, ITC Investment and ITC were deemed to be interested in the said 404,512,565 Shares and 67,418,760 underlying Shares held by Hollyfield. Galaxyway, an indirect wholly-owned company of Dr. Chan Kwok Keung, Charles, owned approximately 30.08% of the issued ordinary share capital of ITC. Dr Chan Kwok Keung, Charles also personally held approximately 4.69% of the issued share capital of ITC. By virtue of his aggregate interest of approximately 34.77% in ITC, Dr. Chan Kwok Keung, Charles was deemed to be interested in the Shares and the underlying Shares held by Hollyfield. Ms. Ng Yuen Lan, Macy, the spouse of Dr. Chan Kwok Keung, Charles, was deemed to be interested in the said 404,512,565 Shares and 67,418,760 underlying Shares held by Hollyfield and 11,978,677 Shares and 1,996,446 underlying Shares held directly by Dr. Chan Kwok Keung, Charles.

2. The interests in the respective number of underlying Shares arise from their interests in listed physically settled warrants of PYI to be issued as final dividend for the year ended 31 March 2008 on the basis of one warrant for every six existing Shares held by each of them. The warrants of PYI entitle holders thereof to subscribe at any time during the period from 26 September 2008 to 25 September 2009 (both days inclusive) for the fully paid Shares at an initial subscription price of HK$1 per Share. For details of the warrants issue, please refer to the announcement and the circular of PYI dated 23 July 2008 and 1 August 2008 respectively.

3. The enlarged issued share capital means the existing issued share capital of 1,508,393,517 Shares enlarged by 251,398,919 new Shares falling to be issued upon full exercise of the subscription rights attaching to the warrants of PYI. For details of the warrants issue, please refer to the announcement and the circular of PYI dated 23 July 2008 and 1 August 2008 respectively.

(2) Other Shareholders

Name of Shareholder	Capacity	Long position/ short position	Number of Shares held	Number of underlying Shares *(Note 4)*	Approximate percentage of the existing issued share capital of PYI	Approximate percentage of the enlarged issued share capital of PYI *(Note 5)*
Daniel Saul Och	Interest of controlled corporation *(Note 1)*	Long position	135,753,052	22,625,508	10.50%	9.00%
Och-Ziff Capital Management Group LLC ("Och-Ziff Capital")	Interest of controlled corporation *(Note 1)*	Long position	135,753,052	22,625,508	10.50%	9.00%
Och-Ziff Holding Corporation ("Och-Ziff Holding")	Interest of controlled corporation *(Note 1)*	Long position	135,753,052	22,625,508	10.50%	9.00%
OZ Management, L.P. ("OZ Management")	Investment manager *(Note 1)*	Long position	135,753,052	22,625,508	10.50%	9.00%
OZ Asia Master Fund, Ltd. ("OZ Asia")	Beneficial owner *(Note 1)*	Long position	77,017,570	12,836,261	5.96%	5.11%
Gandhara Master Fund Ltd.	Investment manager	Long position	116,457,994	19,409,665	9.01%	7.72%
The Children's Investment Fund Management (UK) LLP	Investment manager *(Note 2)*	Long position	105,362,000	17,560,333	8.15%	6.99%
The Children's Investment Master Fund	Beneficial owner *(Note 2)*	Long position	105,362,000	17,560,333	8.15%	6.99%
UBS AG	Security interest	Long position	89,491,180	14,915,196	6.92%	5.93%
	Interest of controlled corporation *(Note 3)*	Long position	1,127,450	187,908	0.09%	0.07%
Christian Emil Toggenburger	Beneficial owner	Long position	84,244,397	14,040,732	6.52%	5.59%

Notes:

1. OZ Management, a wholly-owned subsidiary of Och-Ziff Holding (which was, in turn, a wholly-owned subsidiary of Och-Ziff Capital) through its various direct wholly-owned subsidiaries and entities (including OZ Asia) held interests in the Shares and underlying Shares. Mr Daniel Saul Och owned approximately 79.10% interest in Och-Ziff Capital. As such, Mr Daniel Saul Och, Och-Ziff Capital, Och-Ziff Holding and OZ Management were deemed to be having the same interests in the Shares and underlying Shares as OZ Asia and other wholly-owned subsidiaries and entities of OZ Management.

2. The Children's Investment Master Fund was accustomed or obliged to act in accordance with the directions or instructions of The Children's Investment Fund Management (UK) LLP. Therefore, The Children's Investment Fund Management (UK) LLP was deemed to be having the same interests in the Shares and underlying Shares as The Children's Investment Master Fund.

3. These Shares and underlying Shares were held by UBS Wealth Management USA which was wholly-owned by UBS AG.

4. The interests in the respective number of underlying Shares arise from their interests in listed physically settled warrants of PYI to be issued as final dividend for the year ended 31 March 2008 on the basis of one warrant for every six existing Shares held by each of them. The warrants of PYI entitle holders thereof to subscribe at any time during the period from 26 September 2008 to 25 September 2009 (both days inclusive) for the fully paid Shares at an initial subscription price of HK$1 per Share. For details of the warrants issue, please refer to the announcement and the circular of PYI dated 23 July 2008 and 1 August 2008 respectively.

5. The enlarged issued share capital means the existing issued share capital of 1,508,393,517 Shares enlarged by 251,398,919 new Shares falling to be issued upon full exercise of the subscription rights attaching to the warrants of PYI. For details of the warrants issue, please refer to the announcement and the circular of PYI dated 23 July 2008 and 1 August 2008 respectively.

(B) Other members of the PYI Group

Name of subsidiary	Name of shareholder	Approximate percentage of the existing issued share capital/registered capital
Airfield Works Joint Venture	Downer and Company Limited	49.0%
D & C Engineering (H.K.) Limited	Artery Construction Management Limited	45.0%
Feeder Port Holdings Limited	Glorious Crown Asia Pacific Development Limited	12.5%
Jiangsu YangKou Port Development and Investment Co., Ltd	如東縣東泰社會發展投資有限責任公司 (Rudong County Dongtai Society Development Limited*)	25.0%
Jiangsu Yangtong Investment and Development Co., Ltd	如東縣東泰社會發展投資有限責任公司 (Rudong County Dongtai Society Development Limited*)	25.0%
Jiaxing International Container Feeder Port Limited	嘉興市港航建設開發有限公司	10.0%
Paul Y. – Concentric Joint Venture	Concentric Construction Limited	49.0%
Paul Y. – CCECC Joint Venture	China Civil Engineering Construction Corporation	40.0%
Paul Y. – CREC Engineering Co., Limited	China Railway Engineering (Hong Kong) Limited	30.0%
Paul Y. – CREC Joint Venture	China Railway Engineering Corporation	30.0%

Name of subsidiary	Name of shareholder	Approximate percentage of the existing issued share capital/registered capital
Paul Y. – CREC(HK) Joint Venture	China Railway Engineering Corporation	40.0%
Paul Y ISG Joint Venture	ISG Asia (Macau) Limited	40.0%
PYSCG JV Limited	SCG (H.K.) Limited	49.0%
PYSCG – NF JV Limited	Nam Fong Construction and Real Estate Company Limited	26.6%
Skynet Limited	Icon Master Enterprises Limited	18.1%

* *English transliteration for identification purpose only*

Save as disclosed above, the Directors are not aware that there is any party who, as at the Latest Practicable Date, had an interest or short positions in the Shares and underlying Shares which would fall to be disclosed to PYI under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who was, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the PYI Group or had any options in respect of such Shares.

SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had entered into any service contract with any member of the PYI Group which is not determinable by the PYI Group within one year without payment of compensation, other than statutory compensation.

DIRECTORS' INTERESTS IN COMPETING BUSINESS

As at the Latest Practicable Date, none of the Directors or their respective associates was interested in any business, apart from the PYI Group's businesses, which competes or is likely to compete, either directly or indirectly, with the businesses of the PYI Group.

LITIGATION

No member of the PYI Group was engaged in any litigation or arbitration of material importance as at the Latest Practicable Date, and there was no litigation or claim of material importance known to the Directors pending or threatened by or against any member of the PYI Group.

MISCELLANEOUS

(i) The qualified accountant of PYI is Mr Wong Yiu Hung, a member of the Hong Kong Institute of Certified Public Accountants and a fellow member of the Chartered Association of Certified Accountants.

(ii) The secretary of PYI is Ms Mui Ching Hung, Joanna, an associate member of The Hong Kong Institute of Chartered Secretaries and an associate member of The Institute of Chartered Secretaries and Administrators.

(iii) The registered office of PYI is at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda and the principal place of business of PYI in Hong Kong is at 31st Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong.

(iv) The principal share registrars and transfer office of PYI is Butterfield Fund Services (Bermuda) Limited of Rosebank Centre, 11 Bermudiana Road, Pembroke HM 08, Bermuda and the branch share registrars and transfer office of PYI in Hong Kong is Tricor Secretaries Limited at 26/F, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong.

(v) Save for the names of the PRC entities mentioned in this circular for which the Chinese version shall prevail over the English transliteration thereof in case of any inconsistency, the English text of this circular shall prevail over the Chinese text for the purpose of interpretation.

附屬公司名稱	股東姓名／名稱	佔現有已發行股本／註冊資本之概約百分比
Paul Y. - CREC(HK) Joint Venture	中國鐵路工程總公司	40.0%
Paul Y ISG Joint Venture	ISG Asia (Macau) Limited	40.0%
保華上建JV有限公司	上海建工集團(香港)有限公司	49.0%
南方－保華上海建工JV有限公司	南方建築置業有限公司	26.6%
Skynet Limited	Icon Master Enterprises Limited	18.1%

除上文披露者外，董事並不知悉任何人士於最後實際可行日期，於股份及相關股份中擁有根據證券及期貨條例第XV部第2及第3分部之條文必須向保華披露之權益或淡倉，或直接或間接擁有可於任何情況下可在保華集團任何其他成員公司之股東大會上具有投票權之任何類別股本面值10%或以上權益或持有該等股份之任何購股權。

服務合約

於最後實際可行日期，董事概無與保華集團任何成員公司訂立任何保華集團不可於一年內終止而毋須支付補償(法定補償除外)之服務合約。

董事於構成競爭業務之權益

於最後實際可行日期，各董事或彼等各自之聯繫人士於與保華集團業務直接或間接構成競爭或可能構成競爭之任何業務中(保華集團業務除外)，概無擁有任何權益。

訴訟

保華集團各成員公司於最後實際可行日期概無牽涉任何屬重大之訴訟或索償要求，而就董事所知，保華集團各成員公司亦概無任何尚未了結或蒙受威脅屬重大之訴訟或索償要求。

一般資料

(i) 保華之合資格會計師為黃耀雄先生，彼為香港會計師公會成員及英國特許會計師公會資深會員。

(ii) 保華之秘書為梅靜紅女士，彼為香港特許秘書公會及英國特許秘書及行政人員公會之會員。

(iii) 保華之註冊辦事處位於 Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda，而保華之香港主要營業地點位於香港九龍觀塘鴻圖道51號保華企業中心31樓。

(iv) 保華之股份過戶登記總處為Butterfield Fund Services (Bermuda) Limited，地址為Rosebank Centre, 11 Bermudiana Road, Pembroke HM 08, Bermuda，而保華在香港之股份過戶登記分處為卓佳秘書商務有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓。

(v) 除倘於本通函內所述之中國實體之中文名稱與彼等之英文翻譯存有歧義，應以中文為準外，本通函就解釋而言，概以英文版本為準。

附註：

1. Och-Ziff Holding（即Och-Ziff Capital之全資附屬公司）之全資附屬公司OZ Management通過其不同之直接全資附屬公司及實體（包括OZ Asia）持有股份及相關股份之權益，而Daniel Saul Och先生則擁有Och-Ziff Capital約79.10%權益，因此Daniel Saul Och先生、Och-Ziff Capital、Och-Ziff Holding及OZ Management均被視為與OZ Asia及OZ Management其他全資附屬公司及實體擁有相同之股份及相關股份權益。

2. The Children's Investment Master Fund乃習慣或有責任根據The Children's Investment Fund Management (UK) LLP之指示或指導行事。因此，The Children's Investment Fund Management (UK) LLP被視為於The Children's Investment Master Fund所擁有之股份及相關股份中擁有相同之權益。

3. 該等股份及相關股份均由UBS Wealth Management USA持有。UBS Wealth Management USA為UBS AG全資擁有之公司。

4. 將按彼等各自持有之每六股現有股份獲發一份認股權證之基準發行，作為截至2008年3月31日止年度末期股息之實物交收保華上市認股權證所產生於相關股份數目之權益。保華認股權證之持有人有權於2008年9月26日至2009年9月25日（包括首尾兩日）期間內，按每股股份1港元之初步認購價認購繳足股份。認股權證發行之詳情分別載於保華日期為2008年7月23日之公告及2008年8月1日之通函。

5. 經擴大已發行股本指因全面行使保華認股權證附帶之認購權時須予發行之251,398,919股新股份而擴大之現有已發行股本1,508,393,517股。認股權證發行詳情分別載於保華日期為2008年7月23日之公告及2008年8月1日之通函。

(B) 保華集團其他成員公司

附屬公司名稱	股東姓名／名稱	佔現有已發行股本／註冊資本之概約百分比
Airfield Works Joint Venture	Downer and Company Limited	49.0%
朗成設計工程（香港）有限公司	傳藝工程策劃有限公司	45.0%
Feeder Port Holdings Limited	Glorious Crown Asia Pacific Development Limited	12.5%
江蘇洋口港投資開發有限公司	如東縣東泰社會發展投資有限責任公司	25.0%
江蘇洋通開發投資有限公司	如東縣東泰社會發展投資有限責任公司	25.0%
嘉興內河國際集裝箱碼頭有限公司	嘉興市港航建設開發有限公司	10.0%
Paul Y. – Concentric Joint Venture	協力建業有限公司	49.0%
Paul Y. - CCECC Joint Venture	中國土木工程集團公司	40.0%
保華中鐵工程有限公司	中國鐵路工程（香港）有限公司	30.0%
Paul Y. - CREC Joint Venture	中國鐵路工程總公司	30.0%

3. 經擴大已發行股本指因全面行使保華認股權證附帶之認購權時須予發行之251,398,919股新股份而擴大之現有已發行股本1,508,393,517股。認股權證發行詳情分別載於保華日期為2008年7月23日之公告及2008年8月1日之通函。

(2) 其他股東

股東姓名／名稱	身份	好倉／淡倉	持有股份數目	相關股份數目 (附註4)	佔保華現有已發行股本之概約百分比	佔保華經擴大已發行股本之概約百分比 (附註5)
Daniel Saul Och	受控制法團權益 (附註1)	好倉	135,753,052	22,625,508	10.50%	9.00%
Och-Ziff Capital Management Group LLC (「Och-Ziff Capital」)	受控制法團權益 (附註1)	好倉	135,753,052	22,625,508	10.50%	9.00%
Och-Ziff Holding Corporation (「Och-Ziff Holding」)	受控制法團權益 (附註1)	好倉	135,753,052	22,625,508	10.50%	9.00%
OZ Management, L.P. (「OZ Management」)	投資經理 (附註1)	好倉	135,753,052	22,625,508	10.50%	9.00%
OZ Asia Master Fund, Ltd. (「OZ Asia」)	實益擁有人 (附註1)	好倉	77,017,570	12,836,261	5.96%	5.11%
Gandhara Master Fund Ltd.	投資經理	好倉	116,457,994	19,409,665	9.01%	7.72%
The Children's Investment Fund Management (UK) LLP	投資經理 (附註2)	好倉	105,362,000	17,560,333	8.15%	6.99%
The Children's Investment Master Fund	實益擁有人 (附註2)	好倉	105,362,000	17,560,333	8.15%	6.99%
UBS AG	擔保權益	好倉	89,491,180	14,915,196	6.92%	5.93%
	受控制法團權益 (附註3)	好倉	1,127,450	187,908	0.09%	0.07%
Christian Emil Toggenburger	實益擁有人	好倉	84,244,397	14,040,732	6.52%	5.59%

股東之權益及淡倉

於最後實際可行日期，根據保華按照證券及期貨條例第336條存置之權益登記冊所載且就董事所知，根據證券及期貨條例第XV部第2及第3分部之條文須向保華披露所擁有之股份及相關股份之權益或淡倉，或直接或間接擁有可於任何情況下在保華集團任何其他成員公司之股東大會上具有投票權之任何類別股本（包括就該股本而設之任何購股權）面值10%或以上權益之人士（不包括董事或保華主要行政人員）之詳細資料如下：

(A) 保華

(1) 主要股東

股東姓名／名稱	身份	好倉／淡倉	持有股份數目	相關股份數目（附註2）	佔保華現有已發行股本之概約百分比	佔保華經擴大已發行股本之概約百分比（附註3）
陳國強	受控制法團權益（附註1）	好倉	404,512,565	67,418,760	31.29%	26.82%
	實益擁有人	好倉	11,978,677	1,996,446	0.93%	0.79%
伍婉蘭	配偶權益（附註1）	好倉	416,491,242	69,415,206	32.21%	27.61%
德祥企業	受控制法團權益（附註1）	好倉	404,512,565	67,418,760	31.29%	26.82%
ITC Investment	受控制法團權益（附註1）	好倉	404,512,565	67,418,760	31.29%	26.82%
Hollyfield	實益擁有人（附註1）	好倉	404,512,565	67,418,760	31.29%	26.82%

附註：

1. ITC Investment（即德祥企業之全資附屬公司）之全資附屬公司Hollyfield擁有404,512,565股股份及67,418,760股相關股份。據此，ITC Investment及德祥企業被視為於Hollyfield持有之上述404,512,565股股份及67,418,760股相關股份中擁有權益。而由陳國強博士間接全資擁有之公司Galaxyway則擁有德祥企業已發行普通股股本約30.08%。陳國強博士亦以個人名義持有德祥企業已發行普通股股本約4.69%。由於彼擁有德祥企業合共約34.77%權益，故被視為於Hollyfield持有之該等股份及相關股份中擁有權益。陳國強博士之配偶伍婉蘭女士則被視為於Hollyfield持有上述之404,512,565股股份及67,418,760股相關股份中及陳國強博士直接持有之11,978,677股股份及1,996,446股相關股份中擁有權益。

2. 將按彼等各自持有之每六股現有股份獲發一份認股權證之基準發行，作為截至2008年3月31日止年度末期股息之實物交收保華上市認股權證所產生於相關股份數目之權益。保華認股權證之持有人有權於2008年9月26日至2009年9月25日（包括首尾兩日）期間內，按每股股份1港元之初步認購價認購繳足股份。認股權證發行之詳情分別載於保華日期為2008年7月23日之公告及2008年8月1日之通函。

(2) 可認購股份之購股權

董事／主要行政人員姓名	授出日期	行使期	每股行使價 港元	購股權涉及之相關股份數目	佔保華現有已發行股本之概約百分比
劉高原	28.12.2004	28.12.2004至26.08.2012	1.24	6,500,000	0.43%
	28.12.2004	28.12.2004至26.08.2012	1.50	6,500,000	0.43%
	08.09.2006	08.09.2008至07.09.2009	2.48	4,600,000	0.31%
	18.09.2007	18.09.2008至17.09.2009	3.546	3,900,000	0.26%
	18.09.2007	18.09.2009至17.09.2010	3.546	3,900,000	0.26%
	03.06.2008	03.06.2008至02.06.2009	2.00	3,370,000	0.22%
陳樹堅	28.12.2004	28.12.2004至26.08.2012	1.24	650,000	0.04%
	28.12.2004	28.12.2004至26.08.2012	1.50	650,000	0.04%
梁寶榮	08.09.2006	08.09.2006至26.08.2012	2.43	1,300,000	0.09%
李昌安	06.02.2007	06.02.2007至26.08.2012	3.00	1,300,000	0.09%

(3) 認購股份之認股權證(附註)

董事／主要行政人員姓名	認購期	每股認購價 港元	認股權證涉及之相關股份數目	佔保華現有已發行股本之概約百分比
周明權	26.09.2008至25.09.2009	1.00	219,005	0.01%
劉高原	26.09.2008至25.09.2009	1.00	790,970	0.05%
陳國強	26.09.2008至25.09.2009	1.00	69,415,206	4.60%
郭少強	26.09.2008至25.09.2009	1.00	216,666	0.01%

附註：於2008年9月18日，該等董事有權以認股權證方式按每持六股現有股份可獲發一份認股權證之基準收取截至2008年3月31日止年度之末期股息，於最後實際可行日期尚未知會聯交所。有關保華進行認股權證發行之詳情，請參閱保華日期為2008年7月23日之公告及日期為2008年8月1日之通函。

(B) 保華建業集團有限公司(「保華建業」)

董事／主要行政人員姓名	授出日期	行使期	每股行使價 港元	購股權涉及之相關股份數目	佔保華建業現有已發行股本之概約百分比
劉高原	08.06.2007	01.07.2007至30.06.2009	1.36	500,000	0.08%

除上文披露者外，於最後實際可行日期，概無於保華或任何相聯法團(定義見證券及期貨條例第XV部)之股份、相關股份或債券中擁有根據證券及期貨條例第XV部第7及第8分部必須向保華及聯交所申報之任何權益或淡倉，或任何必須列入保華根據證券及期貨條例第352條予以存置之登記冊內之任何權益或淡倉，或任何根據標準守則而必須向保華及聯交所申報之任何權益或淡倉。

責任聲明

本通函之資料乃遵照《上市規則》而刊載，旨在提供有關保華集團之資料。各董事願就本通函所載資料之準確性共同及個別地承擔全部責任，並於作出一切合理查詢後，確認就彼等所知及所信，本通函無遺漏任何事實，足以令本通函所載任何陳述產生誤導。

董事及主要行政人員之權益及淡倉

於最後實際可行日期，董事及保華主要行政人員於保華或任何相聯法團（定義見證券及期貨條例第XV部）之股份、相關股份及債券中持有根據證券及期貨條例第XV部第7及第8分部及標準守則必須向保華及聯交所申報及必須列入保華根據證券及期貨條例第352條予以存置之登記冊內之權益及淡倉（包括根據證券及期貨條例之有關規定被認為或被視作擁有之權益及淡倉）如下：

(A) 保華

(1) 股份權益

董事／主要行政人員姓名	身份	好倉／淡倉	持有股份數目	佔保華現有已發行股本之概約百分比
周明權	實益擁有人	好倉	1,314,035	0.09%
劉高原	實益擁有人	好倉	4,745,825	0.31%
陳國強	受控制法團權益（附註）	好倉	404,512,565	26.82%
	實益擁有人	好倉	11,978,677	0.79%
郭少強	實益擁有人	好倉	1,300,000	0.086%

附註：該404,512,565股股份由ITC Investment Holdings Limited（「ITC Investment」，即德祥企業集團有限公司（「德祥企業」）之全資附屬公司）之全資附屬公司Hollyfield Group Limited（「Hollyfield」）擁有。陳國強博士間接全資擁有之公司Galaxyway Investments Limited（「Galaxyway」）擁有德祥企業已發行普通股股本約30.08%。陳國強博士亦以個人名義持有德祥企業已發行普通股股本約4.69%。由於陳國強博士擁有德祥企業合共約34.77%權益，故被視為於Hollyfield持有上述之404,512,565股股份中擁有權益。

董事局代表

宜昌港務集團之中外合資企業協議及組織章程細則將規定其董事局須由7名董事組成，其中增資方有權委派4名董事，宜昌市國資委委派2名董事，夷陵委派1名董事。

進行投資項目之理由

投資項目使保華集團加強迅速發展中國港口和基建行業之承諾。投資項目與已經被確立為保華長期企業目標之長江戰略一致。董事認為鑑於中國經濟持續高速發展，建造一個高效港口網絡，對於經濟之持續發展及其於長江流域進出口業務之發展至關重要。

作為長江中上游地區之核心轉運港口，宜昌港務集團在實施保華集團之長江戰略中將扮演重要角色。在宜昌港務集團和保華集團其他長江沿岸港口投資之間將會有運作上的協調效應，這將會提高保華集團在市場上的整體競爭力。董事相信，如無任何預期外之不利情況，投資項目將於一開始時產生溢利。

投資項目之財務影響

在完成後，宜昌港務集團將成為保華集團之一間附屬公司，而其業績、資產與負債將會綜合計入保華集團之賬目內。保華集團之總資產與總負債將會相應增加。董事相信，投資項目將會積極促進保華集團之盈利基礎，但程度將取決於宜昌港務集團之未來表現。除上述者外，投資項目對保華集團之業績將不會產生任何重大即時影響。

保華集團之資料

保華集團主要業務包括港口及其他基建項目之開發及投資、與港口設施相關之土地及物業之開發及投資、庫務投資，以及通過其附屬公司保華建業集團有限公司進行之綜合性工程建設及相關物業服務。

一般資料

由於保華之適用百分比率為5%或以上，但低於25%，所以根據上市規則投資項目構成保華一項須予披露之交易。

其他資料

敬請　閣下垂注本通函附錄內所載之其他資料。

此致

列位股東　台照

代表董事局
保華集團有限公司
副主席兼總裁
劉高原
謹啟

2008年9月23日

3. 一筆約人民幣3,500萬元(相當於約4,000萬港元)之金額，須於宜昌港務集團獲得外商投資企業批准證書時支付。

保華集團將以內部資源支付總代價。董事預計宜昌港務集團的新營業執照及外商投資企業批准證書將分別在2009年1月及2月左右獲得簽發。

完成

協議為主協議及有條件的。在簽訂協議後，宜昌市國資委、夷陵及增資方將就注入增資額訂立注資協議。注資協議將於協議中所載之下列前提條件達成後訂立：

1. 涪陵港務管理局完成向夷陵轉讓其所擁有之宜昌港口集團股本權益，及取得所有相關文件及完成存檔；

2. 完成上述宜昌港務集團之資產重組；

3. 完成對宜昌港務集團在建項目之審計；

4. 各方對宜昌港務集團之資產估值並無異議；

5. 取得及完成宜昌港務集團的土地使用權之法定所有權；

6. 對宜昌港務集團財務及法律方面之盡職審查並無揭示任何重大問題；

7. 宜昌港務集團已就成立宜昌港務集團、其資產及負債以及其他重大方面，以及上述資產重組之合法性取得法律意見書；及

8. 已取得宜昌港務集團融資銀行之確認書，確認於公司成為中外合資經營企業後，現有銀行融資額度將會持續。

各方須在協議日期起三個月內(或各方同意延長之時間內)促成前提條件之完成及同意在簽訂協議後盡快簽訂有關注資協議，將保華集團注資一事正式化，並簽訂中外合資企業協議及宜昌港務集團組織章程細則，以就將宜昌港務集團轉制為中外合資合營企業申請相關中國政府批文。董事預期將於2008年12月簽訂注資協議、中外合資企業協議及宜昌港務集團組織章程細則。

終止

協議可因下述事件出現而終止：

1. 各方一致協商終止協議；

2. 將宜昌港務集團設立為中外合資公司未能取得有關中國政府主管部門(包括商務部或其市政機構)之批准；

3. 因法律或政府政策之變化致使協議失去其履行之可能或履行已不切實際；或

4. 因不可抗力，各方一致協商終止協議。

宜昌港務集團之資產重組將主要包括：

1. 剝離若干現有資產，包括固定資產及其相關之債務(其中包括表現欠佳資產及與宜昌港務集團港口運作無關之劃撥土地及資產，例如現由宜昌港務集團所營運之醫院及教育機構)；

2. 以宜昌港務集團名義取得其所有房地產土地使用權證及產權證；

3. 登記所有在宜昌港務集團名下之相關資產及財產，包括其在建項目、車輛、船舶及其他設備及長期投資；

4. 解決及糾正欠繳稅金債務及徵費；

5. 收購一些非全資附屬公司之少數股東股權及若干聯營公司之股權；及

6. 理順所有應付現有員工之款項及福利及於宜昌港務集團成為中外合資經營企業後與其簽訂新勞動合同。

宜昌港務集團之財務資料

下表乃按照中國公認之會計原則而編制之宜昌港務集團(在上文所述之資產重組前)截至2007年12月31日止之三個年度各年之經審核綜合財務報表及截至2008年6月30日止六個月之未經審核綜合財務報表概要：

	截至2008年6月30日止六個月	截至12月31日止年度		
		2007年	2006年	2005年
	(人民幣百萬元)	(人民幣百萬元)	(人民幣百萬元)	(人民幣百萬元)
	(未經審核)	(經審核)	(經審核)	(經審核)
營業額	74.4	151.5	141.1	117.9
税前溢利／(虧損)淨額	(0.2)	1.3	(0.9)	(2.3)
税後溢利／(虧損)淨額	(0.4)	0.5	(1.1)	(2.3)

	於2008年6月30日	於12月31日		
		2007年	2006年	2005年
	(人民幣百萬元)	(人民幣百萬元)	(人民幣百萬元)	(人民幣百萬元)
	(未經審核)	(經審核)	(經審核)	(經審核)
總資產	713.1	640.7	580.7	596.2
總負債	469.3	396.0	342.6	435.4
少數股東權益	18.9	18.4	18.5	7.9
股東權益	224.9	226.3	219.6	152.9

付款

總代價須(於下文「完成」一節所述所有條件均已獲滿足後)按下列方式支付：

1. 增資額之60%，即約人民幣6,800萬元(相當於約7,800萬港元)，須於宜昌港務集團獲得外商投資企業批准證書之日起一個月內支付；

2. 增資額之40%餘額，即約人民幣4,600萬元(相當於約5,200萬港元)，須於宜昌港務集團新營業執照簽發之日起六個月內支付；及

宜昌港務集團之股權

宜昌港務集團目前有三位股東，即宜昌市國資委（佔34.11%），夷陵（佔65.23%）和涪陵港務管理局（佔0.66%）。各方需要一位新策略投資者透過注入增資額，參與宜昌港務集團，為滿足該地區港口及物流服務需求日益增加而進行之宜昌港務集團擴充計劃。從增資方所籌措之資金預計將供擴展現有設備、增加營運資金及優化宜昌港務集團資本結構之用。

夷陵將於完成前收購涪陵港務管理局持有之權益。下表載列宜昌港務集團緊隨此收購後及完成前之持股架構：


保華
100%
增資方
宜昌市國資委
夷陵
34.11%
65.89%
宜昌港務集團

下表載列宜昌港務集團緊隨完成後之持股架構：


保華
100%
增資方
宜昌市國資委
夷陵
51%
49%*
宜昌港務集團

* 宜昌市國資委及夷陵之間之股權百分比於最後實際可行日期尚未釐定。

宜昌港務集團之資產重組

按照協議，宜昌港務集團將變更設立及重新註冊為一家中外合資經營企業。保華集團將注入增資額予宜昌港務集團，而宜昌港務集團則將對其資產進行重組，以完善其資源配置及提高其運作效率，及於增資額注入前其淨資產價值將為人民幣1.0942億元（將由各方同意之國際會計師行按估值報告所載之資產估值進行審核）。

就董事所知、所悉及所信，並於作出一切合理查詢後，於最後實際可行日期，(i)宜昌港務集團、原宜昌港務集團股東、彼等各自最終實益擁有人及彼等各自聯繫人士乃獨立於保華及其關連人士(按照上市規則所界定)之第三者，亦非保華之關連人士及(ii)保華與夷陵及宜昌市國資委(及彼等之聯繫人士)於過往12個月內概無進行須按上市規則第14.22條合併計算的交易。

投資額

保華集團根據協議應支付總數約人民幣1.49億元(相當於約1.7億港元)之金額。增資方將以增資額現金約人民幣1.14億元(相當於約1.3億港元)出資於宜昌港務集團，以換取宜昌港務集團註冊股本中之51%股本權益；另外約人民幣3,500萬元(相當於約4,000萬港元)將會作為控制權利溢價支付予宜昌市國資委。投資額乃經考慮(i)宜昌港務集團緊接宜昌港務集團資產重組後但注入增資額前之人民幣1.0942億元(相當於約1.25億港元)淨資產；(ii)宜昌港務集團將於完成後成為保華集團附屬公司之控制溢價；(iii)宜昌港作為長江中上游轉運中心之策略性價值及(iv)經考慮(其中包括)宜昌港務集團因下文「宜昌港務集團之資產重組」一段所述之資產重組(包括出售表現欠佳資產)而改善之前景後，宜昌港務集團之未來潛力而釐定。根據協議條款，除增資額外，保華集團並無義務向宜昌港務集團作進一步注資。董事認為上述投資金額(包括溢價金額)及投資項目之條款乃公平及合理。

按照協議條款，除增資額外，保華集團並無義務對宜昌港務集團進一步注資。若保華集團根據協議訂立合營或其他協議，規定保華集團作進一步注資，將予另行公告，並遵守上市規則之其他規定。

宜昌港務集團

宜昌港務集團為一家於2003年4月在中國註冊成立之國有企業。宜昌港務集團主要在宜昌港從事運輸物流及房地產投資，提供運輸、港口裝卸、倉儲服務、港口船舶代理、貨物代理、港口物流及港口設備租賃服務。宜昌港位於長江流域，臨近湖北省宜昌市三峽大壩，屬長江流域八大港口之一。

宜昌港務集團是宜昌港之核心港口企業，於2007年，宜昌港務集團完成貨物吞吐量734萬噸，為全宜昌港貨物吞吐量之22.7%。宜昌港務集團佔有沿長江岸線約11.9公里及土地1,504畝(約1.0平方公里)，並擁有泊位57座。此外，宜昌港務集團擁有中國最大的磷礦集散港，和長江流域沿線四個鐵路與江河轉運煤炭樞紐港之一。於2007年，宜昌港務集團完成之貨物吞吐量為：煤炭：386萬噸；礦物：164萬噸；化學品及肥料：86萬噸，分別佔全宜昌港貨物總吞吐量之55.8%、27.4%和80.8%。同時，宜昌港務集團在三峽大壩區域附近擁有唯一的集裝箱碼頭，於2007年完成集裝箱吞吐量31,789 TEU。

宜昌港務集團擁有逾20家附屬公司，並持有多家公司之股本權益，該等公司大部份於宜昌市從事提供港口相關服務。

保華集團有限公司*
PYI Corporation Limited

(於百慕達註冊成立之有限公司)
(股份代號：498)

周明權
(主席及獨立非執行董事)
劉高原
(副主席兼總裁)
陳國強
(非執行董事)
郭少強
(獨立非執行董事)
陳樹堅
(獨立非執行董事)
梁寶榮
(獨立非執行董事)
李昌安
(獨立非執行董事)

註冊辦事處：
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

香港主要營業地點：
香港
九龍
鴻圖道51號
保華企業中心31樓

敬啟者：

須予披露之交易

投資於宜昌港務集團有限責任公司51%股權

緒言

於2008年9月3日，本公司宣佈按照協議條款及條件以增資額注入宜昌港務集團之建議投資項目。

於2008年9月2日，保華集團已訂立協議，將以向宜昌港務集團注入增資額之方式投資於宜昌港務集團，此投資將佔經增資額擴大之宜昌港務集團股本中51%之股本權益。保華集團根據協議應支付總數約人民幣1.49億元(相當於約1.7億港元)。

協議

日期：　2008年9月2日

各方：
(1) 保華；
(2) 宜昌市國資委(為持控宜昌市國有資產而設立之中國政府部門)；
(3) 夷陵(一家由宜昌市國資委全資擁有之企業，主要業務為代宜昌市國資委管理宜昌市之國有資產)；及
(4) 宜昌港務集團

* 僅資識別

「股份」	指	保華已發行股本中每股面值0.10港元之普通股
「聯交所」	指	香港聯合交易所有限公司
「增資方」	指	保華宜昌投資有限公司，一家在香港註冊成立之有限公司並為保華一家間接全資附屬公司
「估值報告」	指	由山東大地有限責任會計師事務所出具日期為2008年3月28日之估值報告，內容有關宜昌港務集團於2007年12月31日之資產
「宜昌港務集團」	指	宜昌港務集團有限責任公司
「宜昌市國資委」	指	宜昌市國有資產監督管理委員會
「夷陵」	指	宜昌市夷陵國有資產經營有限公司，為一家由宜昌市國資委全資擁有之企業
「港元」	指	港元，香港法定貨幣
「人民幣」	指	人民幣，中國法定貨幣
「TEU」	指	相等於二十呎之單位
「%」	指	百分比
「畝」	指	畝，中國土地量度單位

於本通函內所採用以1港元兑人民幣0.876元之匯率僅供參考之用。

除非文義別有所指，否則本通函內，下列詞語具有下列涵義：

「協議」	指	就投資項目，保華、原宜昌港務集團股東及宜昌港務集團之間於2008年9月2日訂立之有條件協議
「公告」	指	保華就投資項目於2008年9月3日發出之公告
「聯繫人士」	指	上市規則所賦予之相同涵義
「董事局」	指	保華董事局
「完成」	指	由保華、原宜昌港務集團股東及宜昌港務集團按照協議條款履行彼等各自義務而完成協議
「董事」	指	保華董事
「原宜昌港務集團股東」	指	緊隨完成前宜昌港務集團之原有股東，包括宜昌市國資委及夷陵，但不包括涪陵港務管理局
「涪陵港務管理局」	指	涪陵港務管理局
「香港」	指	中華人民共和國香港特別行政區
「投資項目」	指	按照協議條款及條件以增資額注入宜昌港務集團之建議投資項目
「最後實際可行日期」	指	2008年9月19日，即於本通函印發前為確定當中所載若干資料之最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「標準守則」	指	上市規則附錄10內「上市發行人董事進行證券交易的標準守則」
「增資額」	指	約人民幣1.14億元（相當於約1.3億港元）現金，即由增資方按照協議所應支付予宜昌港務集團之款額
「中國」	指	中華人民共和國，其就本通函而言將不包括香港、中華人民共和國澳門特別行政區及台灣
「保華」	指	保華集團有限公司，一家於百慕達註冊成立之有限公司，其股份在聯交所上市
「保華集團」	指	保華及其附屬公司
「證券及期貨條例」	指	證券及期貨條例（香港法例第571章）
「股東」	指	股份持有人

目　錄

頁次

本通函乃要件　請即處理

閣下如對本通函任何方面或應採取之行動**有任何疑問**，應諮詢閣下之持牌證券交易商或註冊證券機構、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已出售或轉讓名下所有保華集團有限公司之股份，應立即將本通函送交買主或承讓人或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

保華集團有限公司*
PYI Corporation Limited

（於百慕達註冊成立之有限公司）
（股份代號：498）

須予披露之交易

投資於宜昌港務集團有限責任公司51%股權

* 僅資識別

2008年9月23日

PYI Corporation Limited

(Incorporated in Bermuda with limited liability)
(Stock Code: 498)

POLL RESULTS OF THE ANNUAL GENERAL MEETING HELD ON 5 SEPTEMBER 2008 AND CLOSURE OF REGISTER OF MEMBERS

The Board is pleased to announce the voting results in respect of the resolutions proposed at the annual general meeting of PYI held on 5 September 2008.

The Board also takes this opportunity to remind shareholders of the book close period for the purpose of determining entitlement to PYI's warrants issue.

POLL RESULTS OF THE ANNUAL GENERAL MEETING

At the annual general meeting ("AGM") of PYI Corporation Limited ("PYI" or the "Company") held on 5 September 2008, voting on the proposed resolutions as set out in the notice of AGM dated 1 August 2008 was taken by poll. PYI's share registrars in Hong Kong, Tricor Secretaries Limited, acted as the scrutineer at the AGM for the purpose of vote-taking.

The board of directors (the "Board") of PYI is pleased to announce that all resolutions proposed at the AGM were duly approved by shareholders and the following are the poll results:

Summary of Resolutions		No. of Votes (%)	
		For	Against
1.	To receive and consider the audited financial statements and the reports of the directors and auditors for the year ended 31 March 2008	1,049,384,312 (100.00%)	0 (0.00%)
2.	To declare and approve the final dividend for the year ended 31 March 2008 by the issue of warrants	1,047,514,917 (99.71%)	3,045,503 (0.29%)
3.	(A) (i) To re-elect Dr Chow Ming Kuen, Joseph as a director	1,050,560,420 (100.00%)	0 (0.00%)
	(ii) To re-elect Mr Kwok Siu Keung, Emest as a director	1,050,560,420 (100.00%)	0 (0.00%)
	(iii) To re-elect Mr Leung Po Wing, Bowen Joseph as a director	1,050,560,420 (100.00%)	0 (0.00%)
	(B) To fix the directors' remuneration	1,050,560,420 (100.00%)	0 (0.00%)
4.	To re-appoint auditors and to authorise the board of directors to fix their remuneration	1,050,442,420 (99.99%)	118,000 (0.01%)
5.	(A) (i) To approve the issue of 1-year warrants	1,047,514,917 (100%)	0 (0.00%)
	(ii) To grant a special mandate to the directors to allot warrants and to issue shares upon exercise of warrants	1,047,514,917 (100%)	0 (0.00%)

	(B) To approve grant an unconditional mandate to the directors to allot shares	978,615,321 (93.15%)	71,945,099 (6.85%)
	(C) To grant an unconditional mandate to the directors to purchase shares	1,050,560,420 (100%)	0 (0.00%)
	(D) To extend the share issue mandate granted to the directors	978,618,321 (93.15%)	71,945,099 (6.85%)
	(E) To approve the refreshment of the 10% limit on grant of options under the Company's share option scheme	991,530,913 (94.38%)	59,029,507 (5.62%)
	(F) To approve the refreshment of the 10% limit on grant of options under the share option scheme of Paul Y. Engineering Group Limited	991,530,913 (94.66%)	55,984,004 (5.34%)
All the above resolutions were duly passed as ordinary resolutions.			

As at the date of the AGM, the issued share capital of the Company was 1,508,393,517 shares, which also represented the total number of shares entitling the holders to attend and vote for or against the resolutions at the AGM. There were no restrictions on the Company's shareholders to cast vote on any of the resolutions proposed at the AGM.

CLOSURE OF THE REGISTER OF MEMBERS

The register of members of the Company will be closed during the period from Tuesday, 16 September 2008 to Thursday, 18 September 2008, both dates inclusive. In order to qualify for the warrants, all transfer of share(s), accompanied by the relevant share certificate(s) with the completed transfer form(s) with overleaf or separately, must be lodged with PYI's share registrars in Hong Kong, Tricor Secretaries Limited at 26/F, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, for registration not later than 4:00 p.m. on Friday, 12 September 2008.

By Order of the Board
PYI Corporation Limited
Mui Ching Hung, Joanna
Company Secretary

Hong Kong, 5 September 2008

As at the date of this announcement, the directors of the Company are as follows:

Dr Chow Ming Kuen, Joseph *OBE, JP* : *Chairman (Independent Non-Executive Director)*
Mr Lau Ko Yuen, Tom : *Deputy Chairman & Managing Director*
Dr Chan Kwok Keung, Charles : *Non-Executive Director*
Mr Kwok Shiu Keung, Ernest : *Independent Non-Executive Director*
Mr Chan Shu Kin : *Independent Non-Executive Director*
Mr Leung Po Wing, Bowen Joseph *GBS, JP* : *Independent Non-Executive Director*
Mr Li Chang An : *Independent Non-Executive Director*

保華集團有限公司*
PYI Corporation Limited
（於百慕達註冊成立之有限公司）
（股份代號：498）

於2008年9月5日舉行之股東週年大會投票表決結果及暫停辦理股份過戶登記手續

董事局欣然宣布於2008年9月5日舉行之保華股東週年大會上，各項提呈決議案之投票表決結果。

董事局亦藉此機會提示股東關於核實其獲得保華末期股息的權利而暫停辦理過戶的日期。

股東週年大會投票表決結果

在保華集團有限公司（「保華」或「本公司」）於2008年9月5日舉行之股東週年大會（「股東週年大會」）上，股東已按股數投票方式表決載於2008年8月1日刊發之股東週年大會通告所建議的決議案。保華之香港股份過戶登記處卓佳秘書商務有限公司出任監票員，負責在股東週年大會上處理點票事宜。

保華董事局（「董事局」）欣然宣布於股東週年大會上所有提呈決議案，均已獲股東正式批准，下文為投票表決的結果：

	決議案摘要	票數(%) 贊成	票數(%) 反對
1.	省覽截至2008年3月31日止年度之經審核財務報表及董事局報告書與核數師報告書	1,049,384,312 (100.00%)	0 (0.00%)
2.	宣派及批准以發行認股權證作為截至2008年3月31日止年度之末期股息	1,047,514,917 (99.71%)	3,045,503 (0.29%)
3.	(A) (i) 重選周明權博士為董事	1,050,560,420 (100.00%)	0 (0.00%)
	(ii) 重選郭少強先生為董事	1,050,560,420 (100.00%)	0 (0.00%)
	(iii) 重選梁寶榮先生為董事	1,050,560,420 (100.00%)	0 (0.00%)
	(B) 釐定董事酬金	1,050,560,420 (100.00%)	0 (0.00%)
4.	續聘核數師，並授權董事局釐定其酬金	1,050,442,420 (99.99%)	118,000 (0.01%)
5.	(A) (i) 批准發一年期認股權證	1,047,514,917 (100%)	0 (0.00%)
	(ii) 授予董事特別授權以配發認股權證並在認股權證獲行使時發行股份	1,047,514,917 (100%)	0 (0.00%)

(B) 無條件授予董事配發股份之權力	978,615,321 (93.15%)	71,945,099 (6.85%)
(C) 無條件授予董事購回股份之權力	1,050,560,420 (100%)	0 (0.00%)
(D) 擴大授予董事發行股份之權力	978,618,321 (93.15%)	71,945,099 (6.85%)
(E) 批准更新根據本公司購股權計劃授出購股權之10%限額	991,530,913 (94.38%)	59,029,507 (5.62%)
(F) 批准更新根據保華建業集團有限公司購股權計劃授出購股權之10%限額	991,530,913 (94.66%)	55,984,004 (5.34%)
以上所有決議案均已正式通過為普通決議案。		

* 僅供識別

於股東週年大會舉行日期，本公司之已發行股本為1,508,393,517股股份，而該數目亦為賦予持有人權利可出席股東週年大會並於會上投票贊成或反對有關決議案之股份總數。本公司股東於股東週年大會上就任何決議案投票時，毋須受任何限制。

暫停辦理股份過戶登記手續

本公司之股份過戶登記處將由2008年9月16日星期二至2008年9月18日星期四（包括首尾兩日）期間暫停辦理股份過戶登記。要符合資格參與認股權證發行，所有股份過戶（連同有關股票及背頁或另行刊出之已填妥過戶表格）須不遲於2008年9月12日星期五下午4時正送往保華之香港股份過戶登記處卓佳秘書商務有限公司（地址為香港灣仔皇后大道東28號金鐘匯中心26樓）登記。

承董事局命
保華集團有限公司
公司秘書
梅靜紅

香港，2008年9月5日

於本公布發表日期， 本公司董事如下：

周明權博士 *OBE, JP* ： 主席（獨立非執行董事）
劉高原先生 ： 副主席兼總裁
陳國強博士 ： 非執行董事
郭少強先生 ： 獨立非執行董事
陳樹堅先生 ： 獨立非執行董事
梁寶榮先生 *GBS, JP* ： 獨立非執行董事
李昌安先生 ： 獨立非執行董事

PYI Corporation Limited

(Incorporated in Bermuda with limited liability)

(Stock Code: 498)

DISCLOSEABLE TRANSACTION

INVESTMENT FOR 51% INTEREST IN YICHANG PORT GROUP LIMITED

On 2 September 2008, PYI Group entered into the Agreement to invest approximately RMB149 million (HK$170 million) for a 51% equity interest in Yichang Port Group.

Yichang Port Group is principally engaged in transport logistics and properties investments, providing transportation, cargo loading and discharging, storage, shipping agent, cargo agent, port logistics and port equipment rental services in the Yichang Port, which is located on the Yangtze River near the Three Gorges Dam in Yichang, Hubei Province. It is listed as one of the eight largest ports on the Yangtze River.

The Investment constitutes a discloseable transaction for PYI under the Listing Rules.

In the event that the joint venture or other agreements to be entered into by PYI Group pursuant to the Agreement provides for further capital injection by PYI Group, it will make further announcement and comply with further requirements of the Listing Rules.

INTRODUCTION

On 2 September 2008, PYI Group entered into the Agreement to invest in Yichang Port Group by way of injection of the New Capital into Yichang Port Group, which amount represented a 51% equity interest in the share capital of Yichang Port Group as enlarged by the New Capital. The total sum payable by PYI Group under the Agreement is approximately RMB149 million (equivalent to approximately HK$170 million).

THE AGREEMENT DATED 2 SEPTEMBER 2008

Date: 2 September 2008

Parties:

(1) PYI;

(2) Yichang State-owned Assets Commission, a PRC government body established for holding state-owned assets in Yichang,

(3) Yiling, an enterprise wholly owned by Yichang State-owned Assets Commission and which principal business activity is the management of state-owned assets in Yichang on behalf of Yichang State-owned Assets Commission; and

(4) Yichang Port Group

To the best of the knowledge, information and belief of the Directors and after making all reasonable enquiries, as at the date of this announcement, (i) Yichang Port Group, Existing YPG Shareholders, their respective ultimate beneficial owners and their respective associates are third parties independent of PYI and its connected persons (as defined under the Listing Rules) and are not connected persons of PYI and (ii) there was no previous transaction between PYI and Yiling and Yichang State-owned Assets Commission (and also their associates) in the past 12 months which may require aggregation under Rule 14.22 of the Listing Rules.

Amount of investment

The total sum payable by PYI Group under the Agreement is approximately RMB149 million (equivalent to approximately HK$170 million). The New Capital of approximately RMB114 million (equivalent to approximately HK$130 million) in cash will be invested by the Subscriber into Yichang Port Group in return for a 51% equity interest in the registered capital of Yichang Port Group and approximately RMB35 million (equivalent to approximately HK$40 million) will be payable to Yichang State-owned Assets Commission as controlling premium. The amount of investment was arrived at having regard to (i) the net assets of RMB109.42 million (equivalent to approximately HK$125 million) of Yichang Port Group immediately after the asset restructuring of Yichang Port Group but prior to the injection of the New Capital; (ii) a premium for control as Yichang Port Group will become a subsidiary of PYI Group upon Completion; (iii) the strategic value of Yichang Port being the transshipment hub for the middle and upper reach of the Yangtze and (iv) the future potentials of Yichang Port Group in view of, inter alia, its improved prospects arising from the asset restructuring referred to in the section headed "Asset restructuring of Yichang Port Group" mentioned below which included disposal of non-performing assets. Under the terms of the Agreement, PYI Group has no obligation to inject further amount into Yichang Port Group other than the New Capital. The Directors consider the aforesaid amount of investment, including the amount of premium, and the terms of the Investment to be fair and reasonable.

In the event that the joint venture or other agreements to be entered into by PYI Group pursuant to the Agreement provides for further capital injection by PYI Group, it will make further announcement and comply with further requirements of the Listing Rules.

Yichang Port Group

Yichang Port Group is a state owned enterprise incorporated in the PRC in April 2003. It is principally engaged in transport logistics and properties investments, providing transportation, cargo loading and discharging, storage, shipping agent, cargo agent, port logistics and port equipment rental services in Yichang Port, which is located on the Yangtze River near the Three Gorges Dam in Yichang, Hubei Province. It is listed as one of the eight largest ports on the Yangtze River.

Yichang Port Group is the core port enterprise at Yichang Port, who achieved a cargo throughput of 7.34 million tons in 2007, accounting for 22.7% of the latter's total throughput. It occupies approximately 11.9 kilometres of shoreline along the Yangtze River and land of 1,504 mu (approximately 1.0 square kilometres), and owns 57 berths. It also houses the largest feeder port for phosphate in PRC and one of the four railway/river transshipment hub ports for coal along Yangtze River. In 2007, Yichang Port Group achieved cargo throughputs of 3.86 million tons for coal, 1.64 million tons for minerals and 0.86 million tons for chemicals and fertilizers, accounting for 55.8%, 27.4% and 80.8% respectively at Yichang Port. Housing the only container cargo terminal near the Three Gorges Dam region, container throughput achieved by Yichang Port Group in 2007 was 31,789 TEU.

Yichang Port Group has over 20 subsidiaries and owns equity interests in various companies, most of which are engaged in the provision of port-related services in Yichang.

Shareholding in Yichang Port Group

Yichang Port Group currently has three shareholders, namely Yichang State-owned Assets Commission (as to 34.11%), Yiling (as to 65.23%) and Fulin Port Authority (as to 0.66%). The parties required a new strategic investor to participate in Yichang Port Group through the injection of the New Capital to implement the expansion plans of Yichang Port Group to meet the continuous increase in demand for port and logistics services in the area. The fund raised from the Subscriber is expected to be used for the purposes of expansion in existing facilities, increasing working capital and rationalisation of Yichang Port Group's capital structure.

Yiling will acquire the interests of Fulin Port Authority prior to Completion. Set out below is the ownership structure of Yichang Port Group immediately after such acquisition but before Completion:



PYI
100%
Subscriber
Yichang State-owned Assets Commission
Yiling
34.11%
65.89%
Yichang Port Group

Set out below is the ownership structure of Yichang Port Group immediately after Completion:



PYI
100%
Subscriber
Yichang State-owned Assets Commission
Yiling
51%
49%*
Yichang Port Group

* The percentage equity interest between Yichang State-owned Assets Commission and Yiling has not yet been determined as at the date of this announcement.

Asset restructuring of Yichang Port Group

Pursuant to the Agreement, Yichang Port Group will be converted into and re-registered as a Sino-foreign joint venture. PYI Group will inject New Capital into Yichang Port Group while Yichang Port Group will implement a restructuring of its assets to improve the allocation of its resources and its operating efficiency and such that Yichang Port Group will, immediately prior to injection of New Capital, have a net asset value of RMB109.42 million (which will be audited by an international firm of accountants to be agreed by the parties, with the valuation of the assets based on the Valuation Report).

The asset restructuring of Yichang Port Group will primarily involve:

1. Removal of certain existing assets, including fixed assets and their associated liabilities (which include non-performing assets, allocated land and assets not relating to Yichang Port Group's port operations, for example, the hospital and education institute currently operated by Yichang Port Group);

2. Obtaining all land use rights certificates and building ownership certificates in the name of Yichang Port Group for all its real properties;

3. Registration of all relevant assets and properties under the name of Yichang Port Group, including construction in progress, vehicles, barges and vessels as well as other equipment and long term investments;

4. Resolution and rectification of the overdue taxation liabilities and levies;

5. Acquisition of minority shareholdings of certain non-wholly-owned subsidiaries and shareholdings of certain associated companies; and

6. Rationalization of all amounts and benefits payable to existing employees and the signing of new employment contracts with Yichang Port Group after its conversion into a Sino-foreign joint venture.

Financial information on Yichang Port Group

The following is a summary of the audited consolidated financial statements of Yichang Port Group (prior to the asset restructuring mentioned above) for each of the three years ended 31 December 2007 and the unaudited consolidated financial statements for the six months ended 30 June 2008, prepared in accordance with generally accepted accounting principles in the PRC:

	Six months ended 30 June 2008	**Year ended 31 December 2007**	**2006**	**2005**
	(RMB million) (unaudited)	*(RMB million)* (audited)	*(RMB million)* (audited)	*(RMB million)* (audited)
Turnover	74.4	151.5	141.1	117.9
Net profit/(loss) before taxation	(0.2)	1.3	(0.9)	(2.3)
Net profit/(loss) after taxation	(0.4)	0.5	(1.1)	(2.3)

	As at 30 June 2008	As at 31 December 2007	2006	2005
	(RMB million)	*(RMB million)*	*(RMB million)*	*(RMB million)*
	(unaudited)	(audited)	(audited)	(audited)
Total assets	713.1	640.7	580.7	596.2
Total liabilities	469.3	396.0	342.6	435.4
Minority interests	18.9	18.4	18.5	7.9
Shareholders' equity	224.9	226.3	219.6	152.9

Payment

The total consideration shall be payable in the following manner (subject to all the conditions referred to in the section headed "Completion" below having been fulfilled):

1. 60% of the New Capital (i.e. approximately RMB68 million (equivalent to approximately HK$78 million) within 1 month from the date of Yichang Port Group obtaining the certificate of approval for foreign-invested enterprises;

2. the remaining 40% of the New Capital (i.e. approximately RMB46 million (equivalent to approximately HK$52 million) within 6 months from the date of issue of the new business licence of Yichang Port Group; and

3. a sum of RMB35 million (equivalent to approximately HK$40 million) upon Yichang Port Group obtaining the certificate of approval for foreign-invested enterprises.

Payment of the total consideration will be financed by the internal resources of the Group. The Directors expect that the certificate of approval for foreign-invested enterprises and new business licence of Yichang Port Group will be issued by around January and February 2009 respectively.

Completion

The Agreement is a master agreement and conditional. After signing of the Agreement, Yichang State-owned Assets Commission, Yiling and the Subscriber will enter into a capital injection agreement in relation to the injection of the New Capital upon satisfaction of, inter alia, the following conditions precedent contained in the Agreement:

1. completion of the transfer of the equity interest in Yichang Port Group held by Fuling Port Authority to Yiling and all relevant documentation in respect thereof having been obtained and filing completed;

2. completion of the asset reorganisation of Yichang Port Group abovementioned;

3. completion of the audit of the construction works in progress of Yichang Port Group;

4. the parties being satisfied with the valuation of the assets of Yichang Port Group;

5. the legal title of the land use rights of Yichang Port Group having been obtained and completed;

6. no material issues being revealed by the financial and legal due diligence of Yichang Port Group;

7. Yichang Port Group having obtained legal opinion on the establishment of Yichang Port Group, its assets and liabilities and other material aspects as well as the legality of the asset reorganisation mentioned above having been obtained;

8. written confirmation having been obtained from the financing banks of Yichang Port Group of the continuation of the existing banking facilities after the conversion of the company into a Sino-foreign joint venture.

The parties shall facilitate completion of the conditions precedents within 3 months from the date of the Agreement (or such extended time as the parties may agree) and agree to enter into the relevant capital injection agreement to formalise PYI Group's capital injection and to enter into the joint venture agreement and articles of association of Yichang Port Group in order to apply for relevant PRC government approval for the conversion of Yichang Port Group into a Sino-foreign joint venture as soon as practicable after the signing of this Agreement. The Directors expect that the capital injection agreement, the joint venture agreement and articles of association will be signed in December 2008.

Termination

The Agreement may be terminated in the event of any of the following:

1. agreement by all parties to terminate the Agreement;

2. formation of Yichang Port Group as a Sino-foreign joint venture not being approved by the relevant PRC regulatory authorities including the Ministry of Commerce or its municipal equivalents;

3. as a result of a change in law or government policy, the implementation of the Agreement becoming impossible or impracticable; or

4. the parties agreeing to terminate the Agreement as a result of force majeure.

Board representation

The joint-venture agreement and articles of association of Yichang Port Group will provide that its board of directors shall comprise 7 members, with the Subscriber being entitled to appoint 4 members, Yichang State-owned Assets Commission to appoint 2 members and Yiling to appoint 1 member.

REASONS FOR THE INVESTMENT

The Investment reinforces PYI Group's commitment to the rapidly developing ports and infrastructure sector in China. It is consistent with the PYI Yangtze Strategy, which has been established for the long-term corporate development target of PYI. The Directors consider that with the sustained high growth of China's economy, building of an efficient network of ports is critical for the continuous development of the economy and its import and export activities along the Yangtze River Region.

As the regional transshipment hub port in the middle and upper reach of the Yangtze, Yichang Port Group will play a significant role in the implementation of the PYI Yangtze Strategy. There will be operational synergy between Yichang Port Group and the other port investments of PYI along the Yangtze River Region, which will enhance the critical mass and the overall competitiveness of PYI Group in the market. The Directors are confident that barring any unforeseen adverse situation, the Investment will generate profit right from the outset.

Upon Completion, Yichang Port Group will become a subsidiary of PYI Group and its results will be wholly consolidated into PYI Group's accounts. The Directors believe that the Investment will contribute to the earning base of PYI Group positively.

INFORMATION OF THE GROUP

PYI Group is principally engaged in the business of development and investment in port and other infrastructure projects, land and property development and investment in association with port facilities, treasury investment and, through its subsidiary, Paul Y. Engineering Group Limited, comprehensive engineering and property-related services.

GENERAL

The Investment constitutes a discloseable transaction for PYI under the Listing Rules as the applicable percentage ratios represent 5% or more but less than 25% for PYI. A circular will be despatched as soon as practicable by PYI to the Shareholders containing, among other things, further details of the Agreement.

TERMS USED IN THIS ANNOUNCEMENT

In this announcement, the following terms have the meanings set out below:

"Agreement"	the conditional agreement dated 2 September 2008 entered into among PYI, Existing YPG Shareholders and Yichang Port Group relating to the Investment
"associates"	has the meaning ascribed thereto under the Listing Rules
"Board"	the board of Directors

"Completion"	completion of the Agreement with performance by PYI, Existing YPG Shareholders and Yichang Port Group of their respective obligations in accordance with the provisions of the Agreement
"Director(s)"	the director(s) of PYI
"Existing YPG Shareholders"	the existing shareholders of Yichang Port Group immediately before Completion, comprising Yichang State-owned Assets Commission and Yiling and excepting Fulin Port Authority
"Fulin Port Authority"	涪陵港務管理局
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Investment"	the proposed investment in Yichang Port Group by injection of the New Capital pursuant to the terms and conditions of the Agreement
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"New Capital"	approximately RMB114 million (equivalent to approximately HK$130 million) in cash, being the amount payable by the Subscriber into Yichang Port Group pursuant to the Agreement
"PRC" or "China"	the People's Republic of China, which for the purpose of this announcement, shall exclude Hong Kong, the Macau Special Administrative Region of the People's Republic of China and Taiwan
"PYI"	PYI Corporation Limited, a company incorporated in Bermuda with limited liability, the shares of which are listed on the Stock Exchange
"PYI Group"	PYI and its subsidiaries
"Shareholders"	holder(s) of the ordinary share(s) of HK$0.10 each in the issued share capital of PYI
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

"Subscriber"	PYI Yichang Investment Limited, a company incorporated in Hong Kong with limited liability and an indirect wholly-owned subsidiary of PYI
"Valuation Report"	the valuation report dated 28 March 2008 issued by 山東大地有限責任會計師事務所 on the assets of Yichang Port Group as at 31 December 2007
"Yichang Port Group"	宜昌港務集團有限責任公司(Yichang Port Group Limited*)
"Yichang State-owned Assets Commission"	宜昌市人民政府國有資產監督管理委員會(State-owned Assets Supervision and Administration Commission of Yichang Municipal Government*)
"Yiling"	宜昌市夷陵國有資產經營有限公司 (Yichang Yiling State-owned Assets Operation Co. Ltd*), an enterprise wholly owned by Yichang State-owned Assets Commission
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"RMB"	Renminbi, the lawful currency of the PRC
"TEU"	Twenty-foot equivalent unit
"%"	per cent.
"mu"	畝, a measurement of land used in PRC

* *English transliteration for identification purpose only*

By Order of the Board
PYI Corporation Limited
Lau Ko Yuen, Tom
Deputy Chairman and Managing Director

Hong Kong, 3 September 2008

As at the date of this announcement, the composition of the Board is as follows:

Dr. Chow Ming Kuen, Joseph	:	*Chairman (Independent Non-Executive Director)*
Mr. Lau Ko Yuen, Tom	:	*Deputy Chairman and Managing Director*
Dr. Chan Kwok Keung, Charles	:	*Non-Executive Director*
Mr. Kwok Shiu Keung, Ernest	:	*Independent Non-Executive Director*
Mr. Chan Shu Kin	:	*Independent Non-Executive Director*
Mr. Leung Po Wing, Bowen Joseph	:	*Independent Non-Executive Director*
Mr. Li Chang An	:	*Independent Non-Executive Director*

Note:

In this announcement, the exchange rate of HK$1 to RMB0.876 has been used for reference only.

保華集團有限公司*
PYI Corporation Limited
(於百慕達註冊成立之有限公司)
(股份代號：498)

須予披露之交易

投資於宜昌港務集團有限責任公司51%股權

於2008年9月2日，保華集團已訂立協議，將約人民幣1.49億元(相當於約 1.7億港元)投資於宜昌港務集團51% 之股本權益。

宜昌港務集團主要在宜昌港從事運輸物流及房地產投資，提供運輸、港口裝卸、倉儲服務、港口船舶代理、貨物代理、港口物流及港口設備租賃服務。宜昌港位於長江流域，臨近湖北省宜昌市三峽大壩，屬長江流域八大港口之一。

根據上市規則，投資項目構成保華一項須予披露之交易。

若保華集團根據協議訂立合營或其他協議，規定保華集團作進一步注資，將予另行公告，並遵守上市規則之其他規定。

緒言

於2008年9月2日，保華集團已訂立協議，將以向宜昌港務集團注入增資額之方式投資於宜昌港務集團，此投資將佔經增資額擴大之宜昌港務集團股本中51%之股本權益。保華集團根據協議應支付總數約人民幣1.49億元(相當於約 1.7億港元)。

* 僅供識別

於2008年9月2日簽訂之協議

日期：　　2008年9月2日

各方：　　(1) 保華；
(2) 宜昌市國資委（為持控宜昌市國有資產而設立之中國政府部門）；
(3) 夷陵（一家由宜昌市國資委全資擁有之企業，主要業務為代宜昌市國資委管理宜昌市之國有資產）；及
(4) 宜昌港務集團

就董事所知、所悉及所信，並於作出一切合理查詢後，於本公告日期，(i)宜昌港務集團、原宜昌港務集團股東、彼等各自最終實益擁有人及彼等各自聯繫人士乃獨立於保華及其關連人士（按照上市規則所界定）之第三者，亦非保華之關連人士及(ii)保華與夷陵及宜昌市國資委（及彼等之聯繫人士）於過往12個月內概無進行須按上市規則第14.22 條合併計算的交易。

投資額

保華集團根據協議應支付總數約人民幣1.49億元（相當於約 1.7億港元）之金額。增資方將以增資額現金約人民幣1.14億元（相當於約1.3億港元）出資於宜昌港務集團，以換取宜昌港務集團註冊股本中之51%股本權益；另外約人民幣3,500萬元（相當於約4,000萬港元）將會作為控制權利溢價支付予宜昌市國資委。投資額乃經考慮(i)宜昌港務集團緊接宜昌港務集團資產重組後但注入增資額前之人民幣1.0942億元（相當於約1.25億港元）淨資產；(ii) 宜昌港務集團將於完成後成為保華集團附屬公司之控制溢價；(iii) 宜昌港作為長江中上游轉運中心之策略性價值及(iv)經考慮（其中包括）宜昌港務集團因下文「宜昌港務集團之資產重組」一段所述之資產重組（包括出售表現欠佳資產）而改善之前景後，宜昌港務集團之未來潛力而釐定。根據協議條款，除增資額外，保華集團並無義務向宜昌港務集團作進一步注資。董事認為上述投資金額（包括溢價金額）及投資項目之條款乃公平及合理。

若保華集團根據協議訂立合營或其他協議，規定保華集團作進一步注資，將予另行公告，並遵守上市規則之其他規定。

宜昌港務集團

宜昌港務集團為一家於2003年4月在中國註冊成立之國有企業。宜昌港務集團主要在宜昌港從事運輸物流及房地產投資，提供運輸、港口裝卸、倉儲服務、港口船舶代理、貨物代理、港口物流及港口設備租賃服務。宜昌港位於長江流域，臨近湖北省宜昌市三峽大壩，屬長江流域八大港口之一。

宜昌港務集團是宜昌港之核心港口企業，於2007年，宜昌港務集團完成貨物吞吐量734萬噸，為全宜昌港貨物吞吐量之22.7%。宜昌港務集團佔有沿長江岸綫約11.9公里及土地1,504畝(約1.0平方公里)，並擁有泊位57座。此外，宜昌港務集團擁有中國最大的磷礦集散港，和長江流域沿線四個鐵路與江河轉運煤炭樞紐港之一。於2007年，宜昌港務集團完成之貨物吞吐量為：煤炭：386萬噸；礦物：164萬噸；化學品及肥料：86萬噸，分別佔全宜昌港貨物總吞吐量之55.8%、27.4%和80.8%。同時，宜昌港務集團在三峽大壩區域附近擁有唯一的集裝箱碼頭，於2007年完成集裝箱吞吐量31,789 TEU。

宜昌港務集團擁有逾20家附屬公司，並持有多家公司之股本權益，該等公司大部份於宜昌市從事提供港口相關服務。

宜昌港務集團之股權

宜昌港務集團目前有三位股東，即宜昌市國資委(佔34.11%)，夷陵(佔65.23%)和涪陵港務管理局(佔0.66%)。各方需要一位新策略投資者透過注入增資額，參與宜昌港務集團，為滿足該地區港口及物流服務需求日益增加而進行之宜昌港務集團擴充計劃。從增資方所籌措之資金預計將供擴展現有設備、增加營運資金及優化宜昌港務集團資本結構之用。

夷陵將於完成前收購涪陵港務管理局持有之權益。下表載列宜昌港務集團緊隨此收購後及完成前之持股架構：


保華
100%
增資方
宜昌市國資委
夷陵
34.11%
65.89%
宜昌港務集團

下表載列宜昌港務集團緊隨完成後之持股架構：


保華
100%
增資方
宜昌市國資委
夷陵
51%
49%*
宜昌港務集團

* 宜昌市國資委及夷陵之間之股權百分比於本公告日期尚未釐定。

宜昌港務集團之資產重組

按照協議，宜昌港務集團將變更設立及重新註冊為一家中外合資經營企業。保華集團將注入增資額予宜昌港務集團，而宜昌港務集團則將對其資產進行重組，以完善其資源配置及提高其運作效率，及於增資額注入前其淨資產價值將為人民幣1.0942億元（將由各方同意之國際會計師行按估值報告所載之資產估值進行審核）。

宜昌港務集團之資產重組將主要包括：

1. 剝離若干現有資產，包括固定資產及其相關之債務（其中包括表現欠佳資產及與宜昌港務集團港口運作無關之划撥土地及資產，例如現由宜昌港務集團所營運之醫院及教育機構）；

2. 以宜昌港務集團名義取得其所有房地產土地使用權証及產權証；

3. 登記所有在宜昌港務集團名下之相關資產及財產，包括其在建項目、車輛、船舶及其他設備及長期投資；

4. 解決及糾正欠繳稅金債務及徵費；

5. 收購一些非全資附屬公司之少數股東股權及若干聯營公司之股權；及

6. 理順所有應付現有員工之款項及福利及於宜昌港務集團成為中外合資經營企業後與其簽訂新勞動合同。

宜昌港務集團之財務資料

下表乃按照中國公認之會計原則而編制之宜昌港務集團（在上文所述之資產重組前）截至2007年12月31日止之三個年度各年之經審核綜合財務報表及截至2008年6月30日止六個月之未經審核綜合財務報表概要：

	截至2008年6月30日止六個月	**截至12月31日止年度**		
		2007年	**2006年**	**2005年**
	(人民幣百萬元)	*(人民幣百萬元)*	*(人民幣百萬元)*	*(人民幣百萬元)*
	(未經審核)	(經審核)	(經審核)	(經審核)
營業額	74.4	151.5	141.1	117.9
稅前溢利／（虧損）淨額	(0.2)	1.3	(0.9)	(2.3)
稅後溢利／（虧損）淨額	(0.4)	0.5	(1.1)	(2.3)

	於2008年 6月30日 (人民幣百萬元) (未經審核)	2007年 (人民幣百萬元) (經審核)	於12月31日 2006年 (人民幣百萬元) (經審核)	2005年 (人民幣百萬元) (經審核)
總資產	713.1	640.7	580.7	596.2
總負債	469.3	396.0	342.6	435.4
少數股東權益	18.9	18.4	18.5	7.9
股東權益	224.9	226.3	219.6	152.9

付款

總代價須(於下文「完成」一節所述所有條件均已獲滿足後)按下列方式支付:

1. 增資額之60%,即約人民幣6,800萬元(相當於約7,800萬港元),須於宜昌港務集團獲得外商投資企業批准證書之日起一個月內支付;

2. 增資額之40%餘額,即約人民幣4,600萬元(相當於約5,200萬港元),須於宜昌港務集團新營業執照簽發之日起六個月內支付;及

3. 一筆約人民幣3,500萬元(相當於約4,000萬港元)之金額,須於宜昌港務集團獲得外商投資企業批准證書時支付。

保華集團將以內部資源支付總代價。董事預計宜昌港務集團的新營業執照及外商投資企業批准證書將分別在2009年1月及2月左右獲得簽發。

完成

協議為主協議及有條件的。在簽訂協議後,宜昌市國資委、夷陵及增資方將就注入增資額訂立注資協議。注資協議將於協議中所載之下列前提條件達成後訂立:

1. 涪陵港務管理局完成向夷陵轉讓其所擁有之宜昌港口集團股本權益,及取得所有相關文件及完成存檔;

2. 完成上述宜昌港務集團之資產重組;

3. 完成對宜昌港務集團在建項目之審計;

4. 各方對宜昌港務集團之資產估值並無異議；

5. 取得及完成宜昌港務集團的土地使用權之法定所有權；

6. 對宜昌港務集團財務及法律方面之盡職審查並無揭示任何重大問題；

7. 宜昌港務集團已就成立宜昌港務集團、其資產及負債以及其他重大方面，以及上述資產重組之合法性取得法律意見書；

8. 已取得宜昌港務集團融資銀行之確認書，確認於公司成為中外合資經營企業後，現有銀行融資額度將會持續。

各方須在協議日期起三個月內(或各方同意延長之時間內)促成前提條件之完成及同意在簽訂本協議後盡快簽訂有關注資協議，將保華集團注資一事正式化，並簽訂中外合資企業協議及宜昌港務集團組織章程細則，以就將宜昌港務集團轉制為中外合資合營企業申請相關中國政府批文。董事預期將於2008年12月簽訂注資協議、中外合資企業協議及宜昌港務集團組織章程細則。

終止

協議可因下述事件出現而終止：

1. 各方一致協商終止協議；

2. 將宜昌港務集團設立為中外合資公司未能取得有關中國政府主管部門(包括商務部或其市政機構)之批准；

3. 因法律或政府政策之變化致使協議失去其履行之可能或履行已不切實際；或

4. 因不可抗力，各方一致協商終止協議。

董事局代表

宜昌港務集團之中外合資企業協議及組織章程細則將規定其董事局須由7名董事組成，其中增資方有權委派4名董事，宜昌市國資委委派2名董事，夷陵委派1名董事。

進行投資項目之理由

投資項目使保華集團加強迅速發展中國港口和基建行業之承諾。投資項目與已經被確立為保華長期企業目標之長江戰略一致。董事認為鑑於中國經濟持續高速發展，建造一個高效港口網絡，對於經濟之持續發展及其於長江流域進出口業務之發展至關重要。

作為長江中上游地區之核心轉運港口，宜昌港務集團在實施保華集團之長江戰略中將扮演重要角色。在宜昌港務集團和保華集團其他長江沿岸港口投資之間將會有運作上的協調效應，這將會提高保華集團在市場上的整體競爭力。董事相信，如無任何預期外之不利情況，投資項目將於一開始時產生溢利。

在完成後，宜昌港務集團將成為保華集團之附屬公司及其業績將會被全面綜合計入保華集團之帳目。董事相信投資項目將會積極促進保華集團之盈利基礎。

保華集團資料

保華集團主要業務包括港口及其他基建項目之開發及投資、與港口設施相關之土地及物業之開發及投資、庫務投資，以及通過其附屬公司保華建業集團有限公司進行之綜合性工程建設及相關物業服務。

一般資料

由於保華之適用百分比率為5%或以上，但低於25%，所以根據上市規則投資項目構成保華一項須予披露之交易。保華將在切實可行時間內儘快寄發一份當中載有協議進一步詳情之通函予股東。

本公告所用詞彙

於本公告，下述詞彙具下文所列明之涵義：

「協議」	指	就投資項目，增資方、原宜昌港務集團股東及宜昌港務集團之間於2008年9月2日訂立之有條件協議
「聯繫人士」	指	上市規則所賦予之相同涵義
「董事局」	指	保華董事局

「完成」	指	由保華、原宜昌港務集團股東及宜昌港務集團按照協議條款履行彼等各自義務而完成協議
「董事」	指	保華董事
「原宜昌港務集團股東」	指	緊隨完成前宜昌港務集團之原有股東，包括宜昌市國資委及夷陵，但不包括涪陵港務管理局
「涪陵港務管理局」	指	涪陵港務管理局
「香港」	指	中華人民共和國香港特別行政區
「投資項目」	指	按照協議條款及條件以增資額注入宜昌港務集團之建議投資項目
「上市規則」	指	聯交所證券上市規則
「增資額」	指	約人民幣1.14億元(相當於約1.3億港元)現金，即由增資方按照協議所應支付予宜昌港務集團之款額
「中國」	指	中華人民共和國，其就本公告而言將不包括香港、中華人民共和國澳門特別行政區及台灣
「保華」	指	保華集團有限公司，一家於百慕達註冊成立之有限公司，其股份在聯交所上市
「保華集團」	指	保華及其附屬公司
「股東」	指	保華已發行股本中每股面值0.10港元之普通股持有人
「聯交所」	指	香港聯合交易所有限公司

「增資方」	指	保華宜昌投資有限公司，一家在香港註冊成立之有限公司並為保華一家間接全資附屬公司
「估值報告」	指	由山東大地有限責任會計師事務所出具日期為2008年3月28日之估值報告，內容有關宜昌港務集團於2007年12月31日之資產
「宜昌港務集團」	指	宜昌港務集團有限責任公司
「宜昌市國資委」	指	宜昌市人民政府國有資產監督管理委員會
「夷陵」	指	宜昌市夷陵國有資產經營有限公司，為一家由宜昌市國資委全資擁有之企業
「港元」	指	港元，香港法定貨幣
「人民幣」	指	人民幣，中國法定貨幣
「TEU」	指	相等於二十呎之單位
「%」	指	百分比
「畝」	指	畝，中國土地量度單位

承董事局命
保華集團有限公司
副主席兼總裁
劉高原

香港，2008年9月3日

於本公告日期，董事局成員如下：

周明權博士	：	主席（獨立非執行董事）
劉高原先生	：	副主席兼總裁
陳國強博士	：	非執行董事
郭少強先生	：	獨立非執行董事
陳樹堅先生	：	獨立非執行董事
梁寶榮先生	：	獨立非執行董事
李昌安先生	：	獨立非執行董事

附註：

於本公告，以1.00港元兌人民幣0.876元之匯率僅供參考之用。

END